FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

February 12, 2004

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs
Route Nationale 34
77144 Chessy
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑      No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONSOLIDATED BALANCE SHEETS

		September 30,
(€ in millions)	Notes*	2003	2002	2001

Fixed Assets
Intangible assets		57.6	61.7	14.9
Tangible assets	3	928.0	1 004.3	839.7
Financial Assets	4	1 332.2	1 323.5	1 378.9
		2 317.8	2 389.5	2 233.5
Other Assets
Inventories	5	41.8	38.7	37.0
Accounts receivable:
Trade	6	76.9	100.6	82.3
Other	7	45.9	70.7	117.0
Short-term investments	8	34.9	14.2	422.9
Cash		11.2	8.2	129.9
		210.7	232.4	789.1

Deferred Charges	9	55.1	86.7	88.1

Total Assets		2 583.6	2 708.6	3 110.7

Shareholders’ Equity
Share capital	10	802.5	804.9	804.8
Share premium	10	291.4	289.0	288.9
Retained earnings	10	(9.5)	150.9	184.2
		1 084.4	1 244.8	1 277.9

Quasi-Equity	11	152.8	152.8	152.8

Provisions for Risks and Charges	12	120.1	35.5	35.8

Borrowings	13	867.5	821.3	1 141.2

Other Liabilities
Payable to related companies	14	56.9	82.5	93.5
Accounts payable and accrued liabilities	15	214.3	277.0	319.9
		271.2	359.5	413.4

Deferred Revenues	16	87.6	94.7	89.6

Total Shareholders’ Equity and Liabilities		2 583.6	2 708.6	3 110.7

*See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

		Year ended September 30,
(€ in millions)	Notes*	2003	2002	2001

Revenues	17	1 053.1	1 076.0	1 005.2

Costs and Expenses	18	(920.7)	(900.3)	(820.0)

Income before Lease and Financial Charges		132.4	175.7	185.2

Lease rental expense	24	(193.8)	(188.8)	(185.8)
Financial income		49.0	59.1	89.8
Financial expense		(55.5)	(41.1)	(51.5)
		(200.3)	(170.8)	(147.5)

Income (Loss) before Exceptional Items		(67.9)	4.9	37.7

Exceptional income / (loss), net	19	11.9	(38.0)	(7.2)

Net Income (Loss)		(56.0)	(33.1)	30.5

Average number of common shares outstanding (in millions)	10	1 056	1 056	1 056

Earnings per Share and Diluted Earnings per Share (in €)	2	(0.05)	(0.03)	0.03

*                    See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended September 30,
(€ in millions)	Notes*	2003	2002	2001

Net Income (Loss)		(56.0)	(33.1)	30.5

Operating Items Not Requiring Cash Outlays:
Depreciation and amortisation	18	65.6	64.0	54.0
Loan repayments received from Financing Companies and other		41.5	42.0	41.7
Changes in:
Receivables		48.6	28.0	2.4
Inventories		(3.1)	(1.7)	(0.9)
Payables and other accrued liabilities		(8.5)	(50.5)	15.9
Cash Flows from Operating Activities		88.1	48.7	143.6

Proceeds from the sale of fixed assets		45.4	1.4	—
Capital expenditures for tangible and intangible assets	3	(72.9)	(262.5)	(205.4)
Increase in deferred charges, net		—	(10.5)	(12.0)
Other		(1.3)	1.9	—
Cash Flows used in Investing Activities		(28.8)	(269.7)	(217.4)

Proceeds from new borrowings	13	40.0	63.3	381.1
Repayments and repurchases of borrowings	13	(15.0)	(381.8)	(164.1)
(Increase)/Decrease in debt and other security deposits	4	(59.6)	12.4	1.5
Cash Flows from / (used in) Financing Activities		(34.6)	(306.1)	218.5

Change in cash and cash equivalents		24.7	(527.1)	144.7
Cash and cash equivalents, beginning of period		21.3	548.4	403.7
Cash and Cash Equivalents, end of period		46.0	21.3	548.4

Supplemental Cash Flow Information:
Interest paid		20.3	42.7	59.3
Lease rental expense paid, net		95.0	92.9	85.4

	September 30,
	2003	2002	2001

Reconciliation to Balance Sheet:
Cash	11.2	8.2	129.9
Short-term investments	34.9	14.2	422.9
Bank overdrafts (recorded in accounts payable and accruals)	(0.1)	(1.1)	(4.4)
Cash and Cash Equivalents, end of period	46.0	21.3	548.4

* See Notes to Consolidated Financial Statements

1                 Description of the Business and the Financial Negotiations

1-1 Description of the Business

Euro Disney S.C.A. (the “Company”) and its wholly-owned subsidiaries (collectively, the “Group”) commenced operations with the official opening of the Disneyland Resort Paris on April 12, 1992 (“Opening Day”).  The Group operates the Disneyland Resort Paris, which includes two theme parks (collectively, the “Theme Parks”), Disneyland Park and Walt Disney Studios Park, which opened to the public on March 16, 2002, seven themed hotels, two convention centres, the Disney Village entertainment centre and a golf course in Marne-la-Vallée, France.  In addition, the Group manages the real estate development and expansion of the related infrastructure of the property.

The Company, a publicly held French company, is 39% owned by indirect, wholly-owned subsidiaries of The Walt Disney Company (“TWDC”) and managed by Euro Disney S.A. (the Company’s Gérant), an indirect, 99%-owned subsidiary of TWDC.  The General Partner is EDL Participations S.A., also an indirect, wholly-owned subsidiary of TWDC.  Entities included in the fiscal year 2003 consolidated financial statements and their primary operating activities are as follows:

Company	% of Control and Ownership	Primary Operating Activity
Euro Disney S.C.A.	Parent	Operator of the Theme Parks, Disneyland Hotel, Davy Crockett Ranch and golf course, and manager of real estate development

EDL Hôtels S.C.A.	99.9	Operator of 5 of our 7 themed hotels plus the Disney Village, collectively, the Phase IB Facilities (see terms defined below)

EDL Services S.A.	99.8	Management company of the Phase IB Financing Companies (see terms defined below)

EDL Hôtels Participations S.A.	99.9	General Partner of EDL Hôtels S.C.A., ED Resort S.C.A. and ED Resort Services S.C.A.

Euro Disney Vacances S.A.	99.9	Tour operator selling Disneyland Resort Paris holiday packages, principally to guests from Germany, Benelux, the United Kingdom and Italy

Euro Disney Vacaciones S.A.	99.9	Spanish subsidiary of Euro Disney Vacances S.A. (company currently inactive)

Val d’Europe Promotion S.A.	99.8	Real estate developer

S.E.T.E.M.O. Imagineering S.A.R.L.	100.0	Provides studies and supervision of construction for theme parks attractions

ED Spectacles S.A.R.L.	100.0	Operator of Buffalo Bill’s Wild West Show

Débit de Tabac S.N.C.	100.0	Tobacco retailer at Disney Village

Convergence Achats S.A.R.L.	50.0	Joint venture created with Groupe Flo to negociate food purchasing contracts

ED Resort S.C.A.	99.9	Companies currently inactive
ED Resort Services S.C.A.	99.9	Companies currently inactive

ED Finances 1 S.N.C.	100.0	Companies currently inactive
ED Finances 2 S.N.C.	100.0	Companies currently inactive
ED Finances 3 S.N.C.	100.0	Companies currently inactive
ED Finances 4 S.N.C.	100.0	Companies currently inactive

During fiscal year 2003, the Group subscribed 50% of the shares of an equity created jointly with the Pierre & Vacances Group, “Les Villages Nature du Val d’Europe S.A.R.L.”, aimed at establishing feasibility studies for a new concept in tourism, which consists of “nature villages”, providing guests with a resort that focuses on relaxation, environmental activities, sport and leisure.

1-2 Disneyland Resort Paris Financing

The Group owns Walt Disney Studios Park, the Disneyland Hotel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the five other hotels and the Disney Village entertainment centre are located and leases substantially all the remaining operating assets as follows:

Phase IA

In 1989, various agreements were signed between the Company and Euro Disneyland S.N.C. (the “Phase IA Financing Company”) for the development and financing of Disneyland Park.  Pursuant to the original sale/leaseback agreement, all of the assets of Disneyland Park and the underlying land, as of Opening Day, were sold by the Company to the Phase IA Financing Company and simultaneously leased back to the Company.  In 1994, the Company cancelled its original agreement with the Phase IA Financing Company and established certain new agreements.  Under this new lease structure, the Phase IA Financing Company is leasing substantially all of Disneyland Park assets to Euro Disney Associés S.N.C. (“EDA SNC”), an indirect, wholly-owned affiliate of TWDC, which is in turn sub-leasing those assets to the Company.  The Group has no ownership interest in the Phase IA Financing Company or EDA SNC.

Phase IB

In 1991, various agreements were signed for the development and financing of five hotels: Hotel New York, Newport Bay Club, Sequoia Lodge, Hotel Cheyenne and Hotel Santa Fe, and the Disney Village entertainment centre  (collectively, the “Phase IB Facilities”).  Pursuant to sale/leaseback agreements, the Phase IB Facilities were sold by the Company to six special purpose companies that were established for the financing of Phase IB (the “Phase IB Financing Companies”) and are being leased back to the operator, EDL Hôtels S.C.A.  The Group has no ownership interest in the Phase IB Financing Companies.

Hereafter, reference to the  “Phase I SNCs” includes the Phase IA Financing Company and the Phase IB Financing Companies.

Additional Capacity Disneyland Park Assets

In 1994, the Company entered into a sale/leaseback agreement with EDA SNC for certain Disneyland Park assets which were constructed subsequent to Opening Day.  Pursuant to this agreement, these assets were sold by the Company and the Phase IA Financing Company to EDA SNC and are being leased back to the Company.

Newport Bay Club Convention Centre

In 1996, various agreements were signed with Centre de Congrès Newport S.A.S., an indirect, wholly-owned affiliate of TWDC for the development and financing of a second convention centre located adjacent to the Newport Bay Club hotel.  Pursuant to sale/leaseback agreements, the assets of the Newport Bay Club Convention Centre were sold as they were constructed by EDL Hôtels S.C.A. to Centre de Congrès Newport S.A.S. and are leased back to the operator, EDL Hôtels S.C.A.

Hereafter, reference to the “Financing Companies” includes the Phase IA Financing Company, the Phase IB Financing Companies, EDA SNC and Centre de Congrès Newport S.A.S.

1-3 Financial Negotiations

On November 3, 2003, the Group obtained waivers from its lenders, effective through March 31, 2004, with respect to certain financial covenants and other obligations, including a reduction in certain security deposit requirements.  The waivers are subject to compliance with certain conditions which are under the control of the Group.  The purpose of this agreement is to give management, the lenders and TWDC time to find resolution regarding the Group’s financial situation. Absent such a timely resolution, the waivers would expire and management believes the Group would then be unable to meet all of its debt obligations.

In addition, TWDC agreed to provide the Group a new € 45 million subordinated credit facility, which can be drawn upon through March 31, 2004, but only after the existing € 167.7 million standby facility provided by TWDC is fully drawn.  If amounts were drawn, repayment would be subject to the Group’s meeting certain financial thresholds or to the prior repayment of all of the Group’s existing debt to its lenders. The agreement has limitations on the Group’s ability to draw funds if the Resort were to suffer the material effects of a natural disaster or other calamity.

The Group’s management believes that the waivers will allow time for the parties to develop a mutually acceptable resolution to the Group’s future financing needs.

2                 Summary of Significant Accounting Policies

Basis of Preparation

The Group’s consolidated financial statements are prepared in conformity with French accounting rules and regulations in accordance with the Règlement n° 99-02 of the Comité de la Réglementation Comptable (CRC-French Regulatory Board).

The Group, in preparing the consolidated financial statements has used the going-concern assumption based on management’s belief that it is in the best interest of all stakeholders, including its lenders and TWDC, to successfully resolve the Group’s financial situation.  This resolution would likely include modifying the Group’s existing obligations and obtaining additional financing.  If the principle of going concern had not been assumed, it would likely have had a significant impact on the valuation of assets and liabilities as of September 30, 2003.

Principles of Consolidation and Use of Estimates

The Group’s consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany accounts and transactions have been eliminated. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts presented in the financial statements and footnotes thereto. Actual results could differ from those estimates.  Certain reclassifications to the 2002 and 2001 comparative amounts have been made to conform to the 2003 presentation.

Accounting Changes

The new accounting standard relating to liabilities (Règlement CRC n° 2000-06 dated December 7, 2000) became effective October 1, 2002.  As a result, the Group adopted a new accounting policy in accordance with the transition rules of the Comité de la Réglementation Comptable 2002-10 related to major renovation expenditures.  Under this new policy, the costs of major fixed asset renovations are no longer capitalised and amortised over five years, but are instead accrued in advance on a straight-line basis as operating expense during the period between planned renovations.  The retroactive impact of this change was recorded as a charge to equity on October 1, 2002 in the amount of € 104.4 million.  As a result of this change, fiscal year 2003 operating expenses increased by € 11.8 million, reflecting a € 20.0 million increase in the provision for major renovations, offset by reduced amortisation expenses of € 8.2 million related to renovation expenditures deferred in the past but which were charged against retained earnings.

Revenue Recognition

The Group has revenue recognition policies for its operating segments, which are appropriate to the circumstances of each business or revenue flow.  The Group records revenues for the Resort Segment as the related service is provided to guests.  In addition, the Resort Segment includes revenues associated with long-term sponsorship contracts, which are recognized pro-rata over the term of the contracts.  In the Real Estate Development Segment, revenue is recognised on land sales upon closing of each transaction, while revenues related to service contracts and ground leases are recognized when the service is rendered.

Leased Assets

The Group leases a significant portion of its operating assets. Pursuant to options available under French accounting principles, the Group accounts for these transactions as operating leases.

Fixed Assets

Intangible assets consist of software costs, licensee rights and film production costs for theme park attractions and are carried at cost.  Amortisation is computed on the straight-line method over periods ranging from two to twenty years.  Tangible assets are carried at cost.  Depreciation is computed on the straight-line method based upon estimated useful lives, as follows:

Estimated useful lives
Secondary infrastructure	40 years
Buildings	10 to 40 years
Leasehold improvements, furniture, fixtures and equipment	2 to 25 years

Interest costs incurred for the construction of fixed assets and the acquisition and development of land are capitalised using the weighted average interest rate on the Group’s borrowings.  Projects under development are capitalised at the point technical and economic feasibility has been established.

Effective October 1, 2001, the Group revised the estimated useful lives of certain long-lived assets in the secondary infrastructure and buildings categories.  This revision was based upon a full review of the existing asset base in light of the operating experience to date of the Group and the intended use of the asset.  Management believes the revised estimated useful lives more appropriately reflect its financial results by allocating the costs of these assets over a useful life that more closely conforms to their intended use and with practices prevalent in the industry.  These changes impacted depreciation expense prospectively and had the impact of decreasing both fiscal year 2002 and 2003 depreciation expense by approximately € 5.7 million.

Inventories

Inventories are stated at the lower of cost or market value, with cost determined on a weighted-average cost basis.

Income Taxes

The Group files a consolidated tax return.  The Group provides for deferred income taxes on temporary differences between financial and tax reporting.  The Group uses the liability method under which deferred taxes are calculated applying currently enacted tax rates expected to be in effect when the temporary differences will reverse.

Debt Issue Costs

Direct costs of the issuance of debt are capitalised and amortised on a straight-line basis over the life of the related debt. Upon repurchase and/or retirement of debt, a pro rata amount of the unamortised issue costs is expensed and included as part of the gain or loss resulting from the transaction.

Pension and Retirement Benefits

Contributions to state funded retirement plans and the Group’s supplemental defined contribution pension plan are expensed as incurred and no future commitments exist with respect to these plans.  Retirement indemnities paid under the Group’s collective bargaining agreement are expensed as paid.  The future commitment with respect to these indemnities is disclosed in Note 25.

Risk Management Contracts

In the normal course of business, the Group employs a variety of off-balance-sheet financial instruments to manage its exposure to fluctuations in interest and foreign currency exchange rates, including interest rate and cross-currency swap agreements, forward, and option contracts.  The Group designates and assigns the financial instruments as hedges for specific assets, liabilities or anticipated transactions. When hedged assets or liabilities are sold or extinguished or the anticipated transactions being hedged are no longer expected to occur, the Group recognises the gain or loss on the designated hedging financial instruments.  The Group accrues the differential for interest rate and cross-currency swaps to be paid or received under the agreements and shifts in exchange rates as interest income or expense over the lives of the swaps. Gains and losses on the termination of swap agreements, prior to their original maturity, are deferred and amortised over the remaining original term of the instruments.  Gains and losses arising from foreign currency forward and option contracts are recognised as offsets of gains and losses resulting from the items being hedged.

Foreign Currency Transactions

Transactions denominated in foreign currencies are recorded in euros at the exchange rate prevailing at the month-end prior to the transaction date.  Assets and liabilities denominated in foreign currencies are stated at their equivalent value in euros at the exchange rate prevailing as of the balance sheet date.  Net exchange gains or losses resulting from the translation of assets and liabilities in foreign currencies at the balance sheet date are deferred as translation adjustments.  Provision is made for all unrealised exchange losses to the extent not hedged.

Operating Subsidies

Operating subsidies are recorded as operating income at the point the amount is contractually due and definitive.

Earnings per Share and Diluted Earnings per Share

Earnings per share and diluted earnings per share of common stock are computed on the basis of the weighted average number of shares outstanding during the fiscal year.  Diluted earnings per share excludes all potential shares that could be created by outstanding instruments to issue future shares of common stock as their effect on the calculation is anti-dilutive.

Statement of Cash Flows

The statement of cash flows measures changes in cash and cash equivalents.   Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of three months or less.  Short-term investments are stated at the lower of cost or market value.

Recent Accounting Pronouncement

Pursuant to the provisions of the Financial Security Law (Loi de Sécurité Financière) enacted in France on August 2, 2003, certain special purpose entities controlled by the Group may have to be consolidated even in the absence of direct investment in the entities.  This new law will be first applicable to the Group in fiscal year 2004.  Management is currently in the process of analysing the potential impact of this change on the Group’s consolidation with respect to the currently unconsolidated Financing Companies.

3               Tangible Assets

(€ in millions)	Sept. 30, 2002	Additions	Deductions	Transfers/ Adjustments	Sept. 30, 2003
Land and secondary infrastructure	352.7	0.3	(9.1)	2.0	345.9
Buildings	571.1	0.1	(38.3)	10.3	543.2
Leasehold improvements, furniture, fixtures and equipment	395.6	0.4	(13.2)	10.9	393.7
Construction in progress	35.1	23.5	(0.7)	(35.9)	22.0
Subtotal	1,354.5	24.3	(61.3)	(12.7)	1,304.8

Accumulated depreciation	(350.2)	(53.4)	26.7	0.1	(376.8)
	1,004.3				928.0

Fixed assets with a net book value of approximately € 300 million at September 30, 2003, are either mortgaged or pledged as security under loan agreements including the Disneyland Hotel and the Davy Crockett Ranch.  In fiscal years 2003 and 2002, interest capitalised on assets during their construction period amounted to € 0 million and € 9.2 million, respectively.

4                 Financial Assets

	September 30,
(€ in millions)	2003	2002
Phase IA Financing Company loans receivable (a)	886.4	926.9
Phase IB Financing Companies loans receivable (b)	346.6	358.3
Other (c)	99.2	38.3
	1,332.2	1,323.5

(a)       Phase IA Financing Company loans receivable

Pursuant to the original Disneyland Park financing agreements and the 1994 financial restructuring, the Company provided long-term subordinated loans of € 1,010.1 million to the Phase IA Financing Company.  The loans bear interest at EURIBOR.  However, pursuant to the 1994 financial restructuring, the applicable interest rate on the outstanding balance has been temporarily reduced and will return to the contractual rate beginning in fiscal year 2004. In addition, effective October 1st, 1999, the Phase IA Financing Company and the Company agreed to certain modifications of the terms of the loans, including an acceleration of the principal reimbursement schedule and a modification of the contractual interest rate. Under the revised terms, the applicable rate is EURIBOR plus a variable margin. Accordingly, the effective rates on the loans for fiscal years 2003 and 2002 were  3.37 % and 4.12%, respectively. Principal repayments commenced in fiscal year 1998 and will continue through fiscal year 2013. Principal repayments in fiscal years 2003 and 2002 were € 40.5 million and € 31.6 million, respectively.  Scheduled principal repayments in fiscal year 2004 are € 52.3 million. Under the new lease structure established in 1994 (see Notes 1-2 and 24-1), these long-term subordinated loans are pledged as security.

(b)     Phase IB Financing Companies loans receivable

Pursuant to the original Phase IB financing agreements and the 1994 financial restructuring, EDL Hôtels S.C.A. provided long-term subordinated loans of € 390.4 million to the Phase IB Financing Companies. The loans bear interest at a fixed rate of 6%. However, pursuant to the 1994 financial restructuring, the applicable interest rate on the outstanding balance was temporarily reduced to 4% and will return, beginning in fiscal year 2004, to the contractual rate. Principal repayments commenced in fiscal year 1998 and are scheduled to continue through fiscal year 2016. Principal repayments in fiscal years 2003 and 2002 were € 11.6 million and € 9.5 million, respectively. Scheduled principal repayments in fiscal year 2004 are € 14.9 million.

(c)        Other

Other consists primarily of long-term bank guarantee deposits. In accordance with certain conditions stipulated in connection with the 1994 financial restructuring, the Group is required to maintain security deposits as pledges for the benefit of certain lenders until all of their debt pursuant to the financing agreements has been paid and other obligations by both the lenders and the Group have been satisfied.  The contractual amount of the security deposits are currently calculated each quarter as the greater of certain amounts, including the debt service for the next six months or half debt service for the following twelve months. Effective November 3, 2003, the lenders agreed to reduce the debt security deposit for the first two quarters of fiscal year 2004 to a fixed amount of € 60.0 million.

5                 Inventories

Inventories consist primarily of merchandise, food and beverage and supplies. These amounts are stated net of allowance for obsolete and slow moving items of € 2.5 million and € 1.9 million at September 30, 2003 and 2002, respectively.

6                 Trade Accounts Receivable

Trade accounts receivable are due primarily from tour operators and travel agents (arising from sales of Theme Park entrance tickets, hotel and meeting rooms and other amenities) as well as billings for participant fees.  As of September 30, 2003 and 2002, the reserve for potentially uncollectible accounts was € 2.2 million and € 3.0 million, respectively.  As of September 30, 2003 and 2002, trade receivables included long-term receivables amounting to € 3.6 million and
€ 3.5 million, respectively.

7                 Other Accounts Receivable

	September 30,
(€ in millions)	2003	2002
VAT	27.7	37.6
Other	18.2	33.1
	45.9	70.7

Other includes advance payments to vendors and miscellaneous non-trade receivables.

All amounts are due within one year.

8                 Short-term Investments

Short-term investments consist primarily of cash equivalents such as money market instruments and certificates of deposit, carried at cost, which approximated market value at September 30, 2003 and 2002.

9                 Deferred Charges

	September 30,
(€ in millions)	2003	2002
Financial contributions to public infrastructure (a)	51.9	56.2
Other (b)	3.2	30.5
	55.1	86.7

(a)       Financial contributions to public infrastructure

Financial contributions to public infrastructure consist primarily of a payment of  € 34.3 million made by the Group to the S.N.C.F. (Société Nationale des Chemins de Fer Français), the French national railway company, as part of its financial commitment to the construction of the T.G.V. (high speed train) railway station located within Disneyland Resort Paris. This contribution is being amortised over a period of twenty years (beginning on the opening of the T.G.V. station in 1994).  Remaining amounts relate to various financial contributions to the construction of primary infrastructure, such as roadways and water, gas and electricity distribution systems, including € 22.5 million of charges borne by the Department of Seine-et-Marne, and for which the Group provided a guarantee.  See Note 12 regarding the guarantee obligation.  These amounts are being amortized over a period of twenty years.  Contributions to public infrastructure are stated net of accumulated amortisation of € 33.3 million and € 29.1  million at September 30, 2003 and 2002, respectively.

(b)       Other

As of October 1, 2002, the Group adopted new accounting rules for major renovation expenditures (See Note 2).  As a result, € 27.1 million of unamortised deferred charges for major fixed asset renovation expenditures as of September 30, 2002 were charged to equity as of October 1, 2002.

10          Shareholders’ Equity

		(€ in millions)
	Number of Shares (in thousands)	Share Capital	Share Premium	Retained Earnings/ (Deficit)
Balance at September 30, 2001	1,055,787	804.8	288.9	184.2
Issuance of new shares	151	0.1	0.1	—
Allocation to General Partner				(0.2)
Net income				(33.1)
Balance at September 30, 2002	1,055,938	804.9	289.0	150.9

Change in nominal amount per share	—	(2.4)	2.4	—
Cumulative effect of change in accounting principle	—	—	—	(104.4)
Net loss				(56.0)
Balance at September 30, 2003	1,055,938	802.5	291.4	(9.5)

•                  Number of shares

The number of shares above represent the Company’s issued, outstanding and fully paid shares, at the respective dates.

•                  Share capital and share premium

The Company’s existing share capital as of September 30, 2002 was rounded from a nominal amount per share of
€ 0.7622451… to a nominal amount per share of € 0.76 which resulted in a transfer of € 2.4 million to the share premium in accordance with Resolution 12 of the Combined General Shareholder’s Meeting held on May 5, 2003.

•                  Retained earnings

At September 30, 2003 and 2002, the Company’s retained earnings include a legal reserve of € 16.9 million, which is not available for distribution.  As of October 1, 2002, the Group adopted new accounting rules for major renovation expenditures (See Note 2).

Warrants

As part of the 1994 financial restructuring, the Company issued 290 million warrants, enabling the holders of such warrants to subscribe for 1.069 shares of the Company’s common stock at a price of  € 6.10 for every three warrants held.  The warrants have a term of ten years and may be exercised until July 2004.

11          Quasi-equity

As part of the 1994 financial restructuring, the Company issued 2,500,121 bonds redeemable in shares (“ORAs”) with a nominal value per bond of  € 60.98, a coupon rate of 1% per annum and a ten-year term.  Upon maturity on July 11, 2004, each ORA will be redeemable by the issuance of 10.691 shares of the Company’s common stock.

12          Provisions for Risks and Charges

(€ in millions)	Sept. 30, 2002	Additions	Reversals	Sept. 30, 2003
Provisions for major fixed asset renovations (a)	—	97.3	(11.7)	85.6
Other provisions (b)	35.5	6.2	(7.2)	34.5
	35.5	103.5	(18.9)	120.1

(a)       Provision for major fixed asset renovations

Effective October 1, 2002, the Group adopted new accounting rules related to major fixed asset renovations (see Note 2).  The provision for major fixed asset renovations represents a pro-rata portion of estimated future renovation expenditures based upon the renovation cycle of each asset group.  Fiscal year additions included the opening provision as of October 1, 2002 of € 77.3 million, which was charged to equity and € 20 million related to fiscal year 2003 provisions.  Fiscal year 2003 reversals represented the cost of major asset renovations completed during the year.

(b)         Other provisions

At September 30, 2003 and 2002, provisions for risks and charges primarily included provisions for various charges, claims and litigation, including € 22.5 million for a guarantee to the Department of Seine et Marne.  Under the terms of the guarantee, the Group must reimburse the Department of Seine et Marne, following the final determination in June 2004 of the extent to which certain taxes collected by the department are not sufficient to reimburse the Departments investment in certain public infrastructure that was put into service prior to the Opening Day of Disneyland Resort Paris.  See Note 9 regarding the deferred charges for the public infrastructure costs.

13          Borrowings

	September 30,
(€ in millions)	2003	2002
CDC Phase I loans (a)	168.9	168.9
CDC Walt Disney Studios Park loans (b)	381.1	381.1
Phase IA credit facility (c)	114.1	122.1
Phase IB credit facility (d)	24.3	26.0
TWDC Line of Credit (e)	102.5	62.5
Other	15.5	20.8
	806.4	781.4
Accrued interest	61.1	39.9
	867.5	821.3

(a)       Caisse des Dépôts et Consignations (“CDC”) Phase I loans

Pursuant to the original credit agreement and the 1994 financial restructuring, the Company borrowed from the CDC € 40.6 million senior debt and € 128.3 million subordinated debt.  The senior debt is secured by the Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof.  The subordinated debt is unsecured.  The loans originally bore interest at a fixed rate of 7.85%; however, effective as of September 30, 1999, the terms of these loans were modified so as to reduce the fixed interest rate to 5.15%, defer principal repayments and extend the final maturity date from fiscal year 2015 to fiscal year 2024.  At September 30, 2003 and 2002, accrued interest related to these loans was € 8.0 million.

(b)       CDC Walt Disney Studios Park loans

On September 30, 1999, the Company executed a credit agreement with the CDC to provide € 381.1 million of subordinated loans to finance a portion of the construction costs of Walt Disney Studios Park.  The credit agreement includes four loan tranches, two of € 76.2 million each maturing in fiscal years 2015 and 2021, respectively and two of € 114.3 million, each maturing in fiscal years 2025 and 2028, respectively. The loans were fully drawn during fiscal year 2001 in connection with the construction of Walt Disney Studios Park.  The loans bear interest at a fixed rate of 5.15% per annum, unless interest or principal payments were to be deferred under the provisions of the loans, during which time the interest rate on the deferred amounts is EURIBOR plus 200 basis points (4.13 % as of September 30, 2003) or 5.15%, whichever is greater.  The timing of interest payments depends on the amount of the Company’s surpluses in cash and short-term investments at each scheduled annual repayment date.  The annual interest payments due as of December 31, 2001 and 2002 in the total amount of € 34.2 million have been deferred in accordance with the provisions of the loans.  At September 30, 2003, accrued interest related to these loans was € 51.1 million, including the above described deferred amount.  At September 30, 2002, accrued interest related to these loans was € 29.9 million.

(c)        Phase IA credit facility

Pursuant to the original credit agreement with a syndicate of international banks and the 1994 financial restructuring, the Company borrowed € 148.6 million under the Phase IA credit facility.  The obligations under this credit facility are secured by Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof.  Principal repayments commenced in fiscal year 2000 with final repayment in fiscal year 2009.  From October 1, 1996 to September 30, 2003, the loans bore interest at EURIBOR plus 1.28% (3.41% at September 30, 2003). From October 1, 2003, the margin has been decreased and the applicable rate is EURIBOR plus 1%.

(d)       Phase IB credit facility

Pursuant to the original credit agreement with a syndicate of international banks and the 1994 financial restructuring, EDL Hôtels S.C.A. borrowed € 29.7 million under the Phase IB credit facility.  The obligations under this credit facility are secured by the Phase IB Facilities. Principal repayments commenced in fiscal year 1998 with final repayment in fiscal year 2012.  From October 1, 1997 to September 30, 2003, the loans bore interest at EURIBOR plus 1.33% (3.46% at September 30, 2003).  From October 1, 2003, the margin has been decreased and the applicable rate is EURIBOR plus 1%.

(e)        TWDC Line of Credit

As part of the 1994 financial restructuring, TWDC made available, until June 2004, a subordinated unsecured
€ 167.7 million standby revolving credit facility to the Group, which bears interest at EURIBOR (2.13% as of September 30, 2003).

Debt Covenants

The Group’s debt agreements include covenants between the Group and the lenders.  These covenants primarily consist of restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with certain financial ratio thresholds.  In November 2003, the lenders agreed to waive, effective through March 31, 2004, certain of these covenants (see Note 1-3).

The Group’s borrowings at September 30, 2003 have the following scheduled maturities:

(€ in millions)
2004 (a)	128.4
2005	31.7
2006	16.1
2007	19.7
2008	22.8
Thereafter	587.7
806.4

(a)       Includes the September 30, 2003 balance outstanding on the TWDC Line of Credit of € 102.5 million.

14          Payable to Related Companies

Payables to related companies principally include payables to the Financing Companies for rent payable pursuant to Disneyland Park and Hotel Leases (see Note 24) and payables to wholly-owned subsidiaries of TWDC for royalties and management fees (see Note 18) and other costs associated with the operation of the Resort and with the construction of Walt Disney Studios Park.  All amounts are due within one year.

15          Accounts Payable and Accrued Liabilities

	September 30,
(€ in millions)	2003	2002
Suppliers	113.8	181.5
Payroll and employee benefits	64.5	56.2
VAT	9.7	6.3
Other	26.3	33.0
	214.3	277.0

As of September 30, 2003, payable and accrued liabilities included non-current payables amounting to € 0.6 million.  As of September 30, 2002 all amounts were due within one year.

16          Deferred Revenues

Deferred revenues consist primarily of pre-paid rent income received on long-term ground lease contracts with third-party developers and participant revenues that are being recognised as income straight-line over the term of the related contract, as well as guests invoiced in advance of their visit.

The Group’s deferred revenues as of September 30, 2003 have the following scheduled revenue recognition:

(€ in millions)
2004	38.3
2005	4.2
2006	3.9
2007	2.8
2008	2.6
Thereafter	35.8
87.6

17          Reported Segments

The Group has two reportable segments: Resort Activities, which includes the operations of the Theme Parks, Hotels and Disney Village, and Real Estate Development Activities. The Group evaluates the performance of its segments based primarily on income before lease, net financial charges and exceptional items. The Group does not evaluate the performance of its segments based upon their respective fixed asset values.  The accounting policies of these segments are the same as those described in Note 2 “Summary of Significant Accounting Policies”.

The table below presents information about reported segments for fiscal years 2003 and 2002:

	Year ended September 30,
(€ in millions)	2003	2002
Segment Revenues
Resort activities	1,029.5	1,048.7
Real estate development activities	23.6	27.3
Total	1,053.1	1,076.0

Segment Costs and Expenses
Resort activities	(907.4)	(885.1)
Real estate development activities	(13.3)	(15.2)
Total Costs and Expenses	(920.7)	(900.3)

Segment Income before Lease and Net Financial Charges
Resort activities	122.1	163.6
Real estate development activities	10.3	12.1
Total Income before Lease and Net Financial Charges	132.4	175.7

18          costs and expenses

	Year ended September 30,
(€ in millions)	2003	2002
Direct operating costs (a)	645.3	613.3
Marketing and sales expenses	105.2	95.4
General and administrative expenses	96.5	92.0
Depreciation and amortisation	65.6	64.1
Royalties and management fees (b)	8.1	35.5
	920.7	900.3

Fiscal year 2003 costs and expenses were impacted by a change in accounting principle related to major fixed asset renovation expenditures (see Note 2).

(a)       Direct Operating Costs

Direct operating costs include operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, insurance and operating taxes.

(b)       Royalties and Management Fees

Royalties represent primarily payments to wholly-owned indirect subsidiaries of TWDC under a licence agreement that grants the Group the right to use any present or future intellectual or industrial property of TWDC incorporated in attractions or other facilities including the right to sell merchandise incorporating intellectual property rights owned by TWDC.  Management fees are payable to Euro Disney S.A., the Company’s Gérant, as specified in the Company’s by-laws.  Royalties and management fees are based primarily upon operating revenues.

In fiscal year 1999, after a five year waiver resulting from the 1994 financial restructuring, royalties were reinstated at half their original rate and management fees were reinstated at a reduced rate.  Royalties will be fully reinstated beginning in fiscal year 2004 and management fees will progressively increase through fiscal year 2018.

On March 28, 2003, TWDC agreed to waive royalties and management fees payable to it for the second, third and fourth quarters of fiscal year 2003.  As a result, royalties and management fees totalled € 5.6 million and € 2.5 million, respectively, reflecting a total waiver of € 24.6 million.  The waived amount may in the future become payable if and to the extent that income before lease and financial charges excluding depreciation and amortisation for any year from fiscal year 2004 through fiscal year 2008 exceeds € 450 million.   TWDC further agreed that fiscal year 2004 royalties and management fees will be paid on a fiscal year-end basis rather than quarterly.

19          Exceptional Income (Loss)

	Year ended September 30,
(€ in millions)	2003	2002
Pre-opening costs – Walt Disney Studios Park (a)	—	(37.2)
Fixed asset sales / write-offs (b)	11.6	(0.6)
Movements in provisions for risks and asset valuation reserves (net)	(0.5)	0.7
Euro implementation costs	—	(1.0)
Other	0.8	0.1
	11.9	(38.0)

(a)       Pre-opening costs – Walt Disney Studios Park

During fiscal year 2002, the Group incurred € 37.2 million of pre-opening expenses related to Walt Disney Studios Park. These expenses included the costs of hiring and training employees for the Park during the pre-opening period, costs of the pre-opening advertising campaign and the media events which took place in February and March 2002.

(b)       Fixed asset sales / write-offs

In fiscal year 2003, the Group sold three apartment developments used to provide housing to employees within close proximity to the site.  The transaction generated a gain of  € 11.0 million.  The Group continues to operate the apartment developments under leases with the buyers.

20          Income Taxes

Income tax expense is calculated using the statutory tax rate in effect as of the balance sheet date.  For fiscal years 2003 and 2002, this rate was approximately 35.4%. During fiscal years 2003 and 2002, no income tax was payable as no taxable income was generated by the Group.  Accordingly,  the Group’s effective tax rate for these periods was 0%.

At September 30, 2003, unused tax loss carry forwards were approximately € 770 million, of which, approximately € 310 million, if not utilised, will expire before fiscal year 2008.  The remaining tax losses can be carried forward indefinitely; however, due to the uncertainty of the ultimate realisation of these tax benefits, the Group has not recorded any deferred tax assets.

21   STOCK OPTIONS

In 1994, the Company’s shareholders approved the implementation of an employee stock option plan (the “1994 Plan”) authorising the issuance of stock options for acquisition of up to 2.5% of the Company’s outstanding common stock.   Through September 30, 2003, the Company had granted a total of 7,726,863 options, net of cancellations and exercises, (to acquire one share of common stock each) to certain managers and employees at a market exercise price which represented the average closing market price over the preceding 20 trading days.  The options are valid for 10 years from their issuance date and become exercisable over 5 years in equal instalments beginning one year from the date of grant. Upon termination of employment, any unvested options are cancelled. However, options that are exercisable as of the date of termination, may be exercised within a specified period of time or else they are cancelled.

In March 1999, the Company’s shareholders approved the implementation of a second employee stock option plan, with substantially the same terms as the 1994 Plan, authorising the issuance of stock options for acquisition of up to 2.5 % of the Company’s outstanding common stock.  The options granted under that plan are valid for 8 years from their issuance date.  Through September 30, 2003, the Company had granted a total of  21,582,800 options, net of cancellations and exercices, under this plan.

In May 2003, the Company’s shareholders approved the implementation of a third employee stock option plan, with substantially the same terms as the two previous ones, authorising the issuance of stock options for acquisitions of up to 2,5% of the company’s outstanding common stock.  The options granted under that plan are valid for 8 years from their issuance date.  As of September 30, 2003, the Company had not granted any options under this plan.

A summary of the Company’s stock option activity for the years ended September 30, 2003 and 2002, is as follows:

	Number of Options	Weighted-average Exercise Price
	(in thousands)	(in €)
Balance at September 30, 2001	25,325	0.98

Options granted	9,893	1.10
Options exercised	(142)	0.81
Options cancelled	(1,729)	0.96
Balance at September 30, 2002	33,347	1.02

Options granted	—	—
Options exercised	—	—
Options cancelled	(4,037)	0.96
Balance at September 30, 2003	29,310	1.02

The following table summarises information about stock options at September 30, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number of Shares (in thousands)	Weighted-average Remaining Contractual Life (in years)	Weighted-average Exercise Price	Number of Shares (in thousands)	Weighted-average Exercise Price
€ 0.77 – 1.00	13,219	6	€0.80	6,496	€0.80
€ 1.01 – 2.00	15,460	5	€1.16	8,504	€1.21
€ 2.01 – 2.50	631	2	€2.32	631	€2.32
	29,310	5	€1.02	15,631	€1.09

22  FINANCIAL INSTRUMENTS

22-1 Interest rate risk management transactions

The Group uses interest rate swaps and other instruments to manage its exposure to changes in interest rates.  The impact of changes in interest rates affects financial income and expense as well as lease rental expense of the Group.

The following table summarises the underlying notional amounts of borrowings subject to interest rate hedging contracts during the years ended September 30, 2003 and 2002.

(€ in millions)	Underlying Borrowings
Balance at September 30, 2001	563.8

Additions	—
Maturities/Terminations	—
Balance at September 30, 2002	563.8

Additions	485.0
Maturities/Terminations	(517.1)
Balance at September 30, 2003	531.7

During fiscal year 2001, the Group entered into several interest rate swap agreements which became effective at or near September 30, 2001 and had a term of 2 years expiring at or near September 30, 2003.  These agreements required the Group to pay fixed interest rates ranging from 3.79% to 4.69% and to receive interest payments calculated based upon 3-month EURIBOR on the outstanding notional amounts.

During fiscal year 2003, the Group entered into several interest swap agreements which became effective at or near September 30, 2003 and have a term of one year expiring at the end of fiscal year 2004.  Those agreements will require the Group to pay fixed interest rates ranging from 2.05% to 3.56% and to receive interest payments calculated based upon 3-month or 6-month Euribor on the outstanding notional amounts.

The total interest rate differential resulting from interest rate hedging instruments was a loss of € 9.1 million and € 5.4 million in fiscal year 2003 and fiscal year 2002, respectively.  The fair value of these contracts is estimated to be the same as the cost or gain to the Group to terminate its interest rate hedging contracts.  At September 30, 2003 taking into account the prevailing interest rate environment and credit worthiness of counterparties, this amount would represent a loss of € 5.5 million (€ 7.4 million at September 30, 2002).

22-2 Currency risk management transactions

The Group’s exposure to foreign currency risk relates principally to variations in the value of the U.S. dollar and British pound.

The Group’s objective is to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its core business issues and challenges.  Accordingly, the Group enters into various contracts that change in value as foreign exchange rates change to protect the value of its existing foreign currency assets and liabilities, commitments and anticipated foreign currency revenues and expenses.

At September 30, 2003 and 2002, the Group had € 70.6 million and € 54.3 million, respectively, of foreign currency hedge contracts outstanding, consisting of forward exchange contracts and options.  The fair value of these contracts is estimated to be the same as the cost or gain to the Group of terminating its foreign exchange contracts.  This amount was a loss of € 0.2 million and € 0.1 million at September 30, 2003 and 2002, respectively.

22-3 Concentrations of credit risk

Management believes no significant concentration of credit risk exists with respect to the Group’s financial instruments. The Group utilises a variety of off-balance sheet instruments for hedging purposes.  At September 30, 2003 and 2002, neither the Group nor the counterparties were required to collateralise their respective obligations under the terms of these hedging contracts.

23   COMMITMENTS AND CONTINGENCIES

There are various legal proceedings and claims against the Group relating to construction and other activities incident to the conduct of its business.  Management has established provisions for such matters and does not expect the Group to suffer any material additional liability by reason of such actions, nor does it expect that such actions will have a material effect on its liquidity or operating results.

The Company is jointly liable for all Phase IA Financing Company obligations under the Phase IA credit agreement until their scheduled maturity date in November 2009.  These obligations total € 263.7 million as of September 30, 2003.

EDL Hôtels S.C.A. has guaranteed all Phase IB Financing Companies’ obligations under the Phase IB credit facility and the Phase IB partner’s advances until their scheduled maturity date (2016 at the latest).  These obligations total € 236.1 million as of September 30, 2003.

As part of the terms of the 1994 financial restructuring, the Company was required to pay a one-time development fee of € 182.9 million to TWDC upon the satisfaction of certain conditions, including conditions relating to the launch and financing of a second phase of development.  In order to obtain the approval for the financing of Walt Disney Studios Park from the lenders, TWDC agreed to amend the terms and conditions of the development fee so that it will not be due until future events occur, including the repayment of the existing bank debt of the Company and of the CDC Walt Disney Studios Park loans and the achievement by the Group of specified cash flow levels.

24  LEASED ASSETS

The Group owns Walt Disney Studios Park, Disneyland Hotel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the other five hotels and Disney Village are located, and leases substantially all of the remaining operating assets.  Pursuant to options available under French accounting principles, the Group has not capitalised these leases and has accounted for them as operating leases.

24-1 Disneyland Park and Hotel Leases

Description

The Group leases Disneyland Park, the Phase IB Facilities and the Newport Bay Club Convention Centre, directly or indirectly, from eight special purpose financing companies.  The following discussion summarises the significant terms of each lease:

•      Disneyland Park - Phase IA Lease

Originally, pursuant to the Phase IA financing agreements, the Company leased Disneyland Park directly from the Phase IA Financing Company under a crédit-bail (financial lease) which commenced Opening Day and was to end when the underlying borrowings and interest were repaid in full by the Phase IA Financing Company.  Pursuant to the terms of the 1994 financial restructuring, a new leasing structure for Disneyland Park assets was implemented.

Under the new lease structure, effective June 30, 1994, the original financial lease was cancelled and a new financial lease established whereby the Phase IA Financing Company leases Disneyland Park to EDA SNC with terms similar to the original financial lease. The Company, in turn, is subleasing Disneyland Park from EDA SNC for a term of 12 years with rent substantially equal to the amount invoiced by the Phase IA Financing Company to EDA SNC.  At the end of the sublease term, the Company will have the option to acquire the leasehold position of EDA SNC upon payment of an option fee of approximately € 78.7 million. If the Company does not exercise this option and thereby elects to discontinue leasing Disneyland Park, EDA SNC may continue to lease the assets, with an ongoing option to purchase them for an amount approximating the balance of the Phase IA Financing Company’s then outstanding debt. Alternatively, EDA SNC could terminate the lease, in which case EDA SNC would pay the Phase IA Financing Company an amount equal to 75% of its then outstanding debt, and could then sell or lease the assets on behalf of the Phase IA Financing Company, in order to satisfy the remaining debt, with any excess proceeds payable to EDA SNC.

•      Disneyland Park - Additional Capacity Attractions Lease

As part of the 1994 financial restructuring, EDA SNC purchased certain tangible fixed assets, principally Disneyland Park attractions constructed subsequent to Opening Day, for their book value of € 213.4 million and subsequently leased the assets back to the Company for a period of 12 years for a fixed annual lease payment of  € 2.1 million.  At the end of the lease term, the Company will have the option to purchase the assets for € 213.4 million.  If this option is exercised, TWDC has agreed to provide financing over an eight-year term at an interest rate of 1% per annum.  As an alternative to this purchase option, the Company may enter into a new 12-year financial lease for these assets with EDA SNC at the end of the original lease term, with terms substantially similar to those of the financing for the purchase option described above.  At the end of this second lease term, the Company will have the option of purchasing the leased assets for a nominal amount.

•      Hotel - Phase IB Facilities Leases

EDL Hôtels S.C.A. leases the Phase IB Facilities from the  six Phase IB Financing Companies. The leases will terminate in February 2011.  The Group has the option to acquire at any time during the term of the lease the leased assets for an amount approximating the balance of the Phase IB Financing Companies’ outstanding debt.

•      Hotel - Newport Bay Club Convention Centre Lease

EDL Hôtels S.C.A. has sale-leaseback agreements with Centre de Congrès Newport S.A.S., for the Newport Bay Club Convention Centre.  The lease began in November 1997 and has a term of 20 years, at the end of which EDL Hôtels S.C.A. has the option to repurchase the convention centre for a nominal amount.  Annual lease payment amounts are based upon the construction costs of the asset and an interest rate of 6 month EURIBOR + 20 basis points.

Lease rental expense was € 193.8 million and € 188.8 million for the years ended September 30, 2003 and 2002, respectively.  The rental expense under these leases consists of the lessor’s debt service payments (principal and interest), including those related to the long-term loans granted by the Group (as described in Note 4), and any operating costs (primarily property taxes) incurred by the lessor.  Thus, lease rental expense fluctuates principally with the lessor’s interest expense variations, due to variable interest rates and interest forgiveness rate changes, and the timing of principal repayments on the leasing entities’ debt.

Lease Commitments

The following table summarises the gross amount of future minimum rental commitments (excluding operating costs) due to the Financing Companies, under non-cancellable operating leases.  The future commitments calculation is based upon the following assumptions:

•      Average future EURIBOR of 3.5%.

•      The Group will exercise its purchase options on the Phase IB Facilities at the end of the Phase IB lease terms in February 2011 for an estimated amount of € 280 million.  This option fee is included in the following commitment table in the line Thereafter.

•      The Company will exercise its option at the end of the 12th year of  Disneyland Park Phase IA lease.  In this event, the Company will pay an option fee of € 78.7 million and will continue to lease the assets.  The option fee and the resulting lease obligations are reflected in the following commitment table in fiscal year 2006 and Thereafter.

•      The Company will exercise its option under Disneyland Park - Additional Capacity Attractions Lease - and will purchase the leased assets for € 213.4 million.  The purchase price of the leased assets is included in the following commitment table in fiscal year 2006.

Lease commitments as of September 30, 2003 are as follows:

(€ in millions)	Lease Commitments (Gross amounts)	Loans granted by the Group to Lessors (see Note 4)		Lease Commitments (Net amounts)
		Interest Payments	Principal Repayments
2004	220.2	(60.3)	(67.3)	92.6
2005	232.1	(56.7)	(74.7)	100.7
2006	542.3	(52.7)	(90.0)	399.6
2007	265.6	(47.9)	(101.7)	116.0
2008	281.7	(42.6)	(115.5)	123.6
Thereafter	2,003.1	(86.5)	(783.7)	1,132.9
	3,545.0	(346.7)	(1,232.9)	1,965.4

Lease rental commitments include principal and interest amounts due to the Group as repayment of the long-term loans granted by the Group to the Phase I SNCs.  However, the portion of the rental commitments related to principal and interest amounts on the long-term loans granted by the Group to the Phase I SNCs has no cash flow impact on the Group as the cash outflow for this portion of lease rental expense is exactly offset by the cash inflow of interest and principal repayments.  Therefore, the portion of the gross rental commitment related to the repayment of these long-term loans is separately identified to arrive at a total net lease commitment.

The net rental commitment is thus calculated based upon the underlying debt of the Financing Companies or the related capital lease obligations, which totalled € 1,400.9 million as of September 30, 2003 and was composed of:

	September 30,
(€ in millions)	2003	2002
CDC Phase I loans (a)	361.3	361.3
Phase IA credit facility (b)	263.7	290.8
Phase IB credit facility (c)	139.2	148.7
Phase IA partners’ advances (d)	304.9	304.9
Phase IB partners’ advances (e)	96.9	96.9
EDA SNC lease financing arrangement (f)	213.4	213.4
Newport Bay Club Convention Centre lease financing arrangement (f)	21.5	22.4
	1,400.9	1,438.4

(a)  CDC Phase I loans

Pursuant to the original credit agreement and the 1994 financial restructuring, the Company borrowed from the CDC € 86.9 million senior debt and € 274.4 million subordinated debt.  The senior debt is secured by Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof.  The subordinated debt is unsecured.  The loans originally bore interest at a fixed rate of 7.85%; however, effective as of September 30, 1999, the terms of these loans were modified so as to reduce the interest rate to 5.15%, defer principal repayments and to extend the final maturity date from fiscal year 2014 to fiscal year 2024.

(b)  Phase IA credit facility

The Phase IA credit facility consists of several tranches and is collateralised by a mortgage on Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof.  The Company is a co-obligor on this facility with the Phase IA Financing Company. The loan bears interest at EURIBOR plus 1.03% (3.16% at September 30, 2003).  Principal repayments commenced in fiscal year 2001.

(c)   Phase IB credit facility

The Phase IB credit facility is secured by the Phase IB Facilities. The loan bears interest at EURIBOR plus 1.33% (3.46% at September 30, 2003). Principal repayments commenced in fiscal year 1998.

(d)  Phase IA partners’ advances

These advances are related to Phase IA assets and bear interest at a fixed rate of 3.0%, however, pursuant to the terms of the 1994 financial restructuring, the applicable interest rate was reduced by 54% in both fiscal years 2003 and 2002 Principal repayments are scheduled to commence in fiscal year 2010.  These advances are unsecured and subordinated to the CDC Phase I loans and the Phase IA credit facility.

(e)   Phase IB partners’ advances

These advances currently consist of two tranches, including € 18.8 million of bank borrowings, and are collateralised by Phase IB assets.  The bank borrowings totalling € 18.8 million bear interest at EURIBOR plus 1.46% (3.59% at September 30, 2003).  The remaining advances totalling € 78.0 million bear interest at a fixed rate of 3.0%, however, pursuant to the terms of the 1994 financial restructuring, the applicable interest rate was reduced by approximately 35% in both fiscal years 2003 and 2002.  Principal repayments are scheduled to commence in fiscal year 2006.

(f)    Lease financing arrangements

See discussion above providing the description of these agreements.

Book value of leased assets

As the Group accounts for these commitments as operating leases pursuant to an option in the French accounting rules, the historical cost and depreciation of the assets, and related secured indebtedness are not included in the Group’s consolidated financial statements.  The book value and depreciation of the assets, which are carried by the Financing Companies, are summarised as follows:

(€ in millions)	September 30, 2003			Estimated Useful Lives
	Historical Cost	Accumulated Depreciation	Net Book Value
Intangible assets	15.6	14.2	1.4	10 years
Land and secondary infrastructure	302.6	134.3	168.3	10 to 25 years
Buildings	1,852.5	846.9	1,005.6	25 to 33 years
Leasehold improvements, furniture, fixtures and equipment	405.9	339.5	66.4	5 to 25 years
	2,576.6	1 334.9	1,241.7

Depreciation expense using the straight-line method, as reported by the Financing Companies, was  € 90.5 million and
€ 105.9 million for the years ended September 30, 2003 and 2002, respectively.

Had the Group chosen to capitalise these leases, the fiscal year 2003 net loss would have been increased by an estimated € 5.3 million and equity as of September 30, 2003 would have been reduced by an estimated € 1.1 billion.

24-2 Other Leases

The Group has other operating leases, primarily for office and computer equipment and vehicles, for which total rental expense was € 27.9 million and € 27.4 million for the years ended September 30, 2003 and 2002, respectively.  Future minimum rental commitments under these non-cancellable operating leases as of September 30, 2003 are as follows:

(€ in millions)
2004	14.8
2005	14.9
2006	14.0
2007	9.6
2008	8.3
Thereafter	33.5
95.1

25   EMPLOYEES

The weighted-average number of employees employed by the Group was:

	Year ended September 30,
	2003	2002	2001
Cadres	2,328	2,287	1,997
Non-cadres	9,895	10,180	9,112
	12,223	12,467	11,109

Total employee costs for the years ended September 30, 2003 and 2002 were € 365.7 million and € 352.0 million, respectively.

All employees participate in state funded pension plans in accordance with French laws and regulations.  Certain employees also participate in a supplemental defined contribution plan.  Contributions to all plans are based on gross wages and are shared between the employees and the Group. Contributions paid by the Group are expensed as incurred.  In addition, retirement indemnities are paid under the terms of the Group’s collective bargaining agreement.

A new collective bargaining agreement became effective in April 2001, which among other things increased the retirement benefits provided by the Group to its employees.  Under the agreement, a retirement indemnity ranging from one-half a month to 3 months of gross wages is provided to employees who retire from the Group at the age of 60 or older after completing at least 1 year of service.

As of September 30, 2003, the future commitment with respect to these retirement indemnities was estimated to be
€ 8.3 million compared to € 6.4 million as of September 30, 2002.

26   DIRECTORS’ FEES

During the years ended September 30, 2003 and 2002, fees paid to members of the Company’s Supervisory Board were € 160,071 and € 133,393, respectively.  TWDC employees are not paid for serving on the Company’s Supervisory Board.

27   DISCLOSURES CONCERNING THE GROUP’S RESULTS UNDER U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Disclosures concerning U.S. Generally Accepted Accounting Principles will be available on our website www.eurodisney.com at the time of our filing of the annual Form 20-F with the SEC.

PricewaterhouseCoopers Audit

Caderas Martin

32, rue Guersant	76, rue de Monceau
75017 Paris	75008 Paris

REPORT OF THE STATUTORY AUDITORS ON THE
CONSOLIDATED FINANCIAL STATEMENTS - Translated from French

(Year ended September 30, 2003)

This version of the report is a translation from the original, which was prepared in French. In all matters of interpretation of information, views or opinions expressed therein, the original language version of the report takes precedence over this translation.

To the Shareholders of

EURO DISNEY S.C.A.

Chessy

Dear Sirs,

In compliance with the assignment entrusted to us by your Shareholders’ Annual General Meeting, we have audited the accompanying consolidated financial statements of Euro Disney S.C.A., expressed in Euros, for the year ended September 30, 2003.

These consolidated financial statements have been approved by Euro Disney S.A., Gérant of Euro Disney S.C.A. Our role is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made, as well as evaluating the overall presentation of the financial statements.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of Euro Disney S.C.A. and its subsidiaries’ financial position and their assets and liabilities as of September 30, 2003 and of the results of their operations for the year then ended, in accordance with French accounting principles and regulations.

Without qualifying the opinion expressed above, we draw your attention to the existence of a significant uncertainty about the Group’s ability to continue as a going concern. As described in Note 1-3, on November 3, 2003, the Group obtained waivers from its lenders, effective through March 31, 2004, with respect to the application of certain conditions of the financing agreements. The purpose of the agreement is to give the parties involved the time necessary to develop a long-term solution to the financial needs of the Group. Absent such an agreement as of March 31, 2004, the Group would be unable to meet all of its debt obligations.

Based on the negotiation process described above, the consolidated financial statements have been prepared assuming the Group will continue as a going concern as disclosed in Note 2. In our opinion, applying this principle is appropriate in the above-mentioned situation.

We also draw your attention to the adoption of the transition rules of the “Comité de le Réglementation Comptable 2002-10” which were refined by the “Comité d’Urgence of July 9, 2003” concerning the accounting for accruals relating to major renovation expenditures described in Note 2. During the preceding years, the Group capitalised and amortised over a period of five years the costs of major renovation programs for the assets of Disneyland Resort Paris. In our opinion, the early adoption of the transition rules appropriately reflects the future obligations of the Group concerning major renovation expenditures.

We have also reviewed the information given in the management report. We have no comments as to its fair presentation and its conformity with the consolidated financial statements.

Paris, November 14, 2003

The Statutory Auditors

PricewaterhouseCoopers Audit

Caderas Martin

Jean-Christophe Georghiou	Antoine Gaubert

BALANCE SHEETS - PARENT COMPANY

		As of September 30,
		2003			2002
			Depreciation
(€ in millions)	Notes (*)	Gross	and provisions	Net	Net

Fixed assets
Intangible assets	3	125.1	(67.7)	57.4	59.9

Tangible assets	3
Land and infrastructure		245.7	(32.6)	213.1	222.9
Buildings		497.5	(105.2)	392.3	426.7
Leasehold improvements, equipment, furniture and fixtures		312.5	(119.9)	192.6	208.7
Other		49.7	(41.8)	7.9	7.9
Construction in progress		21.0	—	21.0	36.7

Financial assets
Investments	4	308.9	—	308.9	308.7
Loans to subsidiaries	5	132.9	—	132.9	139.5
Other financial Assets	6	978.4	—	978.4	957.2
		2 671.7	(367.2)	2 304.5	2 368.2
Other assets
Inventories	7	37.9	(2.6)	35.3	34.5

Accounts receivable
Affiliated companies	8	65.8	—	65.8	80.7
Trade receivables	9	31.1	(1.9)	29.2	45.8
Other	10	34.9	(1.2)	33.7	58.2

Prepaid expenses		1.8	—	1.8	4.7

Short-term investments	11	34.9	—	34.9	14.2

Cash		5.1	—	5.1	1.3
		211.5	(5.7)	205.8	239.4

Deferred charges	12	55.1	—	55.1	76.5

Total assets		2 938.3	(372.9)	2 565.4	2 684.1

* See accompanying notes to the Financial Statements

NOTES TO FINANCIAL STATEMENTS - PARENT COMPANY

BALANCE SHEETS - PARENT COMPANY

		As of September 30,
(€ in millions)	Notes (*)	2003	2002

Shareholder’s Equity	13
Share capital		802.5	804.9
Share premium		291.4	289.0
Legal reserve		16.9	16.9
Retained earnings, beginning of year		163.4	226.4
Current year net loss		(110.2)	(46.1)
Investment grant		0.6	0.7
Incremental depreciation		0.8	1.1
		1 165.4	1 292.9

Quasi-Equity	14	152.8	152.8

Provisions for Risks and Charges	15	86.8	35.3

Debt and Accounts Payable
Other borrowings	16	843.1	795.1
Payables to related companies	17	52.0	77.9
Accounts payable and accrued liabilities	18	108.2	176.7
Payroll and tax liabilities	18	75.2	68.6
Other accruals	18	22.5	22.7
		1 101.0	1 141.0

Deferred Revenues	19	59.4	62.1

Total Shareholders’ Equity and Liabilities		2 565.4	2 684.1

* See accompanying notes to the Financial Statements

STATEMENTS OF INCOME - PARENT COMPANY

		Year ending September 30,
(€ in millions)	Notes (*)	2003	2002

Revenues
Sales and services		937.7	961.2
Change in work in progress inventory		0.3	(0.5)
Construction of fixed assets		25.1	167.3
Reversals of provisions and reserves and charges deferred		19.0	57.6
		982.1	1 185.6

Costs and Expenses
Merchandise, other purchases and changes in inventory		123.0	132.2
Services and other		451.4	597.1
Taxes		28.4	34.5
Wages		265.8	255.3
Employee benefits		94.3	91.7
Depreciation		58.6	53.9
Provisions		67.8	11.6
Other		12.5	37.9
		1 101.8	1 214.2

Loss from Operations		(119.7)	(28.6)

Financial Income
Interest income		61.4	72.8
Exchange gains		13.5	10.1
Short-term investment income		0.7	1.6
Other		2.2	19.8
		77.8	104.3
Financial Expense
Interest expense		70.7	70.7
Exchange losses		15.0	16.6
Amortisation and financial provisions		0.2	0.4
		85.9	87.7

Net Financial Income (Loss)		(8.1)	16.6

Loss before Exceptional Income (Loss) and Income Tax Benefit		(127.8)	(12.0)

Exceptional Income (Loss), net	20	12.5	(36.9)

Income Tax Benefit	21	5.1	2.8

Net Loss		(110.2)	(46.1)

* See accompanying notes to the Financial Statements

1                 Description of the Business and the Financial Negotiations

1-1      Description of the Business

Euro Disney S.C.A. (the “Company”) and its wholly-owned subsidiary, EDL Hôtels S.C.A., commenced operations with the official opening of Disneyland Resort Paris on April 12, 1992 (“Opening Day”).  The Company and EDL Hôtels S.C.A. operate Disneyland Resort Paris, which includes two theme parks (collectively, the “Theme Parks”), Disneyland Park and Walt Disney Studios Park  which opened to the public on March 16, 2002, seven themed hotels, two convention centres, the Disney Village entertainment centre and a golf course in Marne-la-Vallée, France.  In addition, the Company manages the real estate development and expansion of the related infrastructure of the property.

The Company, a publicly held French company, is 39% owned  by indirect, wholly-owned subsidiaries of The Walt Disney Company (“TWDC”) and managed by Euro Disney S.A. (the Company’s Gérant), an indirect, 99%-owned subsidiary of TWDC.  The General Partner is EDL Participations S.A., also an indirect, wholly-owned subsidiary of TWDC.

1-2      Disneyland Resort Paris Financing

The Company and EDL Hôtels S.C.A. own Walt Disney Studios Park, the Disneyland Hotel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the five other hotels and the Disney Village entertainment centre are located and lease substantially all the remaining operating assets as follows:

Phase IA

In 1989, various agreements were signed between the Company and Euro Disneyland S.N.C. (the “Phase IA Financing Company”) for the development and financing of Disneyland Park.  Pursuant to the original sale/leaseback agreement, all of the assets of Disneyland Park and the underlying land, as of Opening Day, were sold by the Company to the Phase IA Financing Company and simultaneously leased back to the Company.  In 1994, the Company cancelled its original agreement with the Phase IA Financing Company and established certain new agreements.  Under this new lease structure, the Phase IA Financing Company is leasing substantially all of Disneyland Park assets to Euro Disney Associés S.N.C. (“EDA SNC”), an indirect, wholly-owned affiliate of TWDC, which is in turn sub-leasing those assets to the Company.  The Company and its subsidiaries (the “Group”) have no ownership interest in the Phase IA Financing Company or EDA SNC.

Phase IB

In 1991, various agreements were signed for the development and financing of five hotels: Hotel New York, Newport Bay Club, Sequoia Lodge, Hotel Cheyenne and Hotel Santa Fe, and the Disney Village entertainment centre  (collectively, the “Phase IB Facilities”).  Pursuant to sale/leaseback agreements, the Phase IB Facilities were sold by the Company to six special purpose companies that were established for the financing of Phase IB (the “Phase IB Financing Companies”) and are being leased back to the operator, EDL Hôtels S.C.A.  The Group has no ownership interest in the Phase IB Financing Companies.

Hereafter, reference to the  “Phase I SNCs” includes the Phase IA Financing Company and the Phase IB Financing Companies.

Additional Capacity Disneyland Park Assets

In 1994, the Company entered into a sale/leaseback agreement with EDA SNC for certain Disneyland Park assets which were constructed subsequent to Opening Day.  Pursuant to this agreement, these assets were sold by the Company and the Phase IA Financing Company to EDA SNC and are being leased back to the Company.

Newport Bay Club Convention Centre

In 1996, various agreements were signed with Centre de Congrès Newport S.A.S., an indirect, wholly-owned affiliate of TWDC for the development and financing of a second convention centre located adjacent to the Newport Bay Club hotel.  Pursuant to sale/leaseback agreements, the assets of the Newport Bay Club Convention Centre were sold as they were constructed by EDL Hôtels S.C.A. to Centre de Congrès Newport S.A.S. and are leased back to the operator, EDL Hôtels S.C.A.

1-3      Financial Negotiations

On November 3, 2003, the Company obtained waivers from its lenders, effective through March 31, 2004, with respect to certain financial covenants and other obligations, including a reduction in certain security deposit requirements.  The waivers are subject to compliance with certain conditions which are under the control of the Company.  The purpose of this agreement is to give management, the lenders and TWDC time to find resolution regarding the Company’s financial situation. Absent such a timely resolution, the waivers would expire and management believes the Company would be unable to meet all of its debt obligations.

In addition, TWDC agreed to provide the Company a new € 45.0 million subordinated credit facility, which can be drawn upon through March 31, 2004, but only after the existing € 167.7 million standby facility provided by TWDC is fully drawn.  If amounts were drawn, repayment would be subject to the Company’s meeting certain financial thresholds or to the prior repayment of all of the Company’s existing debt to its lenders. The agreement has limitations on the Group’s ability to draw fund if the Resort were to suffer the material effects of a natural disaster or other calamity.

The Company’s management believes that the waivers will allow time for the parties to develop a mutually acceptable resolution to the Company’s future financing needs.

2                 Summary of Significant Accounting Policies

Basis of Preparation

The Company’s financial statements are prepared in conformity with French accounting principles and regulations in accordance with the Plan Comptable 1999. Certain reclassifications to the 2002 comparative amounts have been made to conform to the 2003 presentation.

The Company, in preparing its financial statements has used the going-concern assumption based on management’s belief that it is in the best interest of all stakeholders including the lenders and TWDC, to successfully resolve the Company’s financial situation.  This resolution would likely include modifying the Company’s existing obligations and obtaining additional financing.  If the principle of going concern had not been assumed, it would likely have had a significant impact on the valuation of assets and liabilities as of September 30, 2003.

Accounting Changes

The new accounting standard relating to liabilities (Règlement CRC n° 2000-06 dated December 7, 2000) became effective October 1, 2002.  As a result, the Company adopted a new accounting policy in accordance with the transition rules of the Comité de la Réglementation Comptable 2002-10 related to major renovation expenditures.  Under this new policy, the costs of major fixed asset renovations are no longer capitalised and amortised over five years, but are instead accrued in advance on a straight-line basis as operating expense during the period between planned renovations.  As a result of this change, € 16.9 million of unamortised deferred charges as of September 30, 2002 were charged to equity as of October 1, 2002 and fiscal year 2003 operating expenses increased by € 54.3 million, reflecting the opening provision for major fixed asset renovations as of October 1, 2002 of € 48.1 million and the increase in the provision for major renovations during fiscal year 2003 of € 11.0 million, offset by reduced amortisation expenses of € 4.8 million related to renovation expenditures deferred in the past but which were charged against retained earnings.

Revenue Recognition

The Company has revenue recognition policies for its operating activities, which are appropriate to the circumstances of each business or revenue flow.  The Company records revenues for the resort activities as the related service is provided to guests.  In addition, the resort activities includes revenues associated with long-term sponsorship contracts, which are recognized pro-rata over the term of the contracts.  In the real estate development activities, revenue is recognised on land sales upon closing of each transaction, while revenues related to service contracts and ground leases are recognized when the service is rendered.

Fixed Assets

Intangible assets consist of software costs, licensee rights and film production costs for theme park attractions and are carried at cost.  Amortisation is computed on the straight-line method over periods ranging from two to twenty years.  Tangible assets are carried at cost.  Depreciation is computed on the straight-line method based upon estimated useful lives, as follows:

Estimated useful lives
Secondary infrastructure	40 years
Buildings	10 to 40 years
Leasehold, improvements, furniture, fixtures and equipment	2 to 25 years

Interest costs incurred for the construction of fixed assets and the acquisition and development of land are capitalised using the weighted average interest rate on the Company’s borrowings.  Projects under development are capitalised at the point technical and economic feasibility has been established.

Effective October 1, 2001, the Company revised the estimated useful lives of certain long-lived assets in the secondary infrastructure and buildings categories.  This revision was based upon a full review of the existing asset base in light of the operating experience to date of the Company and the intended use of the asset.   Management believes the revised estimated useful lives more appropriately reflect its financial results by allocating the costs of these assets over a useful life that more closely conforms to their intended use and with practices prevalent in the industry.  These changes impacted depreciation expense prospectively and had the impact of decreasing both fiscal years 2002 and 2003 depreciation expense by approximately € 4.0 million.

Investments in subsidiaries

Investments in subsidiaries are stated at the lower of cost or useful value. Useful value for any subsidiary (combined with its own subsidiaries) is evaluated by using various criteria, including:

•        shareholders’ equity,

•        deferred income tax position,

•        expected profitability, based on future cash-flows,

•        evaluation of assets owned or lease agreements.

Inventories

Inventories are stated at the lower of cost or market value, with cost determined on a weighted-average cost basis.

Income Taxes

The Company files a consolidated tax return.

Debt Issue Costs

Direct costs of the issuance of debt are capitalised and amortised on a straight-line basis over the life of the related debt. Upon repurchase and/or retirement of debt, a pro rata amount of the unamortised issue costs is expensed and included as part of the gain or loss resulting from the transaction.

Pension and Retirement Benefits

Contributions to state funded retirement plans and the Company’s supplemental defined contribution pension plan are expensed as incurred and no future commitments exist with respect to these plans.  Retirement indemnities paid under the Company’s collective bargaining agreement are expensed as paid.  The future commitment with respect to these indemnities is disclosed in Note 26.

Risk Management Contracts

In the normal course of business, the Company employs a variety of off-balance-sheet financial instruments to manage its exposure to fluctuations in interest and foreign currency exchange rates, including interest rate and cross-currency swap agreements, forward, and option contracts.  The Company designates and assigns the financial instruments as hedges for specific assets, liabilities or anticipated transactions. When hedged assets or liabilities are sold or extinguished or the anticipated transactions being hedged are no longer expected to occur, the Company recognises the gain or loss on the designated hedging financial instruments.  The Company accrues the differential for interest rate and cross-currency swaps to be paid or received under the agreements and shifts in exchange rates as interest income or expense over the lives of the swaps. Gains and losses on the termination of swap agreements, prior to their original maturity, are deferred and amortised over the remaining original term of the instruments.  Gains and losses arising from foreign currency forward and option contracts are recognised as offsets of gains and losses resulting from the items being hedged.

Foreign Currency Transactions

Transactions denominated in foreign currencies are recorded in euros at the exchange rate prevailing at the month-end prior to the transaction date.  Assets and liabilities denominated in foreign currencies are stated at their equivalent value in euros at the exchange rate prevailing as of the balance sheet date.  Net exchange gains or losses resulting from the translation of assets and liabilities in foreign currencies at the balance sheet date are deferred as translation adjustments.  Provision is made for all unrealised exchange losses to the extent not hedged.

Operating Subsidies

Operating subsidies are recorded as operating income at the point the amount is contractually due and definitive.

3                 Intangible and tangible Assets

(€ in millions)	Sept 30, 2002	Additions	Deductions	Transfers	Sept. 30, 2003
Intangible	120.2	—	(0.4)	5.3	125.1
Land and secondary infrastructure	252.4	0.3	(8.9)	1.9	245.7

Buildings	527.8	—	(38.1)	7.8	497.5
Leasehold improvements, furniture, fixtures and equipment	316.0	0.4	(10.4)	6.5	312.5
Other	49.7	0.1	(2.7)	2.6	49.7
Construction in progress	36.7	18.6	(0.7)	(33.6)	21.0
Subtotal	1 302.8	19.4	(61.2)	(9.5)	1 251.5

Accumulated depreciation	(340.0)	(54.2)	27.0	—	(367.2)
	962.8				884.3

Fixed assets with a net book value of approximately € 200 million at September 30, 2003, are either mortgaged or pledged as security under loan agreements including the Disneyland Hotel and the Davy Crockett Ranch.  In fiscal years 2003 and 2002, interest capitalised on assets during their construction period amounted to € 0 million and € 9.2 million, respectively.

4                 Investments

The Company holds investments in the following entities:

	September 30,
(€ in millions)	2003	2002
EDL Hôtels S.C.A.	308.12	308.12
EDL Hôtels Participations S.A.	0.15	0.15
Euro Disney Vacances S.A.	0.15	0.15
ED Resort S.C.A.	0.15	0.09
ED Resort Services S.C.A.	0.15	0.09
Val d’Europe Promotion S.A.	0.06	0.06
ED Spectacles S.A.R.L.	0.05	0.05
EDL Services S.A.	0.04	0.04
S.E.T.E.M.O. Imagineering S.A.R.L.	0.01	0.01
Débit de Tabac S.N.C.	NS	NS
ED Finances 1 S.N.C.	NS	NS
ED Finances 2 S.N.C.	NS	NS
ED Finances 3 S.N.C.	NS	NS
ED Finances 4 S.N.C.	NS	NS
Convergence Achats S.A.R.L.	NS	—
	308.88	308.76

The Company subscribed to 50% of the shares of a new entity, “Convergence Achats S.A.R.L.”.  The activity of this entity, created jointly with Groupe Flo, consists in negociating food purchasing contracts.

During fiscal year 2003, ED Resort S.C.A. and ED Resort Services S.C.A. increased their share capital by issuing 4,000 new shares at a nominal value of € 15.24 each, fully subscribed by the Company.

All investments are 99% owned by the Company, except for: ED Spectacles S.A.R.L. (80%), Convergence Achats S.A.R.L. (50%), ED Finances 1 S.N.C. (50%), ED Finances 2 S.N.C. (50%), ED Finances 3 S.N.C. (50%), ED Finances 4 S.N.C. (50%) and Débit de Tabac S.N.C. (40%). Investments are stated at cost.

At September 30, 2003, no guarantees or collateral were granted by the Company to its subsidiaries. During fiscal year 2003, no dividends were received from these subsidiaries.

Additional information related to the subsidiaries of the Company at and for the year ended September 30, 2003, is as follows:

(€ in millions)	Share Capital	Shareholders’ Equity	Net income (loss)
EDL Hôtels S.C.A.	152.80	193.01	(32.79)
EDL Hôtels Participations S.A.	0.15	0.13	NS
Euro Disney Vacances S.A.	0.15	11.93	1.77
ED Resort S.C.A.	0.15	0.10	(0.01)
ED Resort Services S.C.A.	0.15	0.10	(0.01)
Val d’Europe Promotion S.A.	0.06	22.75	8.11
ED Spectacles S.A.R.L.	0.06	0.04	NS
EDL Services S.A.	0.04	0.05	NS
S.E.T.E.M.O. Imagineering S.A.R.L.	0.01	0.09	0.02
Débit de Tabac S.N.C.	0.01	0.24	0.07
ED Finances 1 S.N.C.	NS	NS	NS
ED Finances 2 S.N.C.	NS	NS	NS
ED Finances 3 S.N.C.	NS	NS	NS
ED Finances 4 S.N.C.	NS	NS	NS
Convergence Achats S.A.R.L.	NS	NS	NS

5                 Loans to subsidiaries

Loans to subsidiaries consist exclusively of a subordinated loan to EDL Hôtels S.C.A. pursuant to the Phase IB financing agreements. Due to a principal repayment of € 6.5 million, the loan was reduced to € 131.2 million at September 30, 2003 from € 137.7 million at September 30, 2002. As part of the 1994 financial restructuring, the interest rate applicable to this loan, initially fixed at 6%, was reduced by 100% during the second half of fiscal year 1994 and progressively increased through fiscal year 2003. At September 30, 2003 and 2002, accrued interest on this loan was € 1.7 million and € 1.8 million, respectively.

On October 5, 2001, the Company accepted to waive the subordinated loan to EDL Hôtels S.C.A. up to the amount necessary to ensure that, at any year end, the equity of EDL Hôtels S.C.A. remains at least equal to half of its share capital, provided that this amount shall not exceed in the aggregate € 30.5 million in principal and € 7.6 million in interests outstanding under this loan. This debt waiver is subject to a “return to better fortune” of  EDL Hôtels S.C.A. The amount waived on October 5, 2001 to that respect was € 2.3 million.

6                 Other Financial Assets

	September 30,
(€ in millions)	2003	2002
Phase IA Financing Company loans receivable (a)	886.4	926.9
Other (b)	92.0	30.3
	978.4	957.2

(a)       Phase IA Financing Company loans receivable

Pursuant to the original Disneyland Park financing agreements and the 1994 financial restructuring, the Company provided long-term subordinated loans of € 1,010.1 million to the Phase IA Financing Company.  The loans bear interest at EURIBOR.  However, pursuant to the 1994 financial restructuring, the applicable interest rate on the outstanding balance has been temporarily reduced and will return to the contractual rate beginning in fiscal year 2004.  In addition, effective October 1st, 1999, the Phase IA Financing Company and the Company agreed to certain modifications of the terms of the loans, including an acceleration of the principal reimbursement schedule and a modification of the contractual interest rate. Under the revised terms, the applicable rate is EURIBOR plus a variable margin.  Accordingly, the effective rates on the loans for fiscal years 2003 and 2002 were 3.37 % and 4.12%, respectively.  Principal repayments commenced in fiscal year 1998 and will continue through fiscal year 2013. Principal repayments in fiscal years 2003 and 2002 were € 40.5 million and € 31.6 million, respectively.  Scheduled principal repayments in fiscal year 2004 are € 52.3 million. Under the new lease structure established in 1994 (see Notes 1-2 and 25-1), these long-term subordinated loans are pledged as security.

(b)       Other

Other consists primarily of long-term bank guarantee deposits. In accordance with certain conditions stipulated in connection with the 1994 financial restructuring, the Company is required to maintain security deposits as pledges for the benefit of certain lenders until all of their debt pursuant to the financing agreements has been paid and other obligations by both the lenders and the Company and EDL Hôtels S.C.A. have been satisfied.  The contractual amounts of the security deposits are currently calculated each quarter as the greater of certain amounts, including the debt service for the next six months or half debt service for the following twelve months.  Effective November 3, 2003, the lenders agreed to reduce the debt security deposit for the first two quarters of fiscal year 2004 to a fixed amount of € 60.0 million.

7      INVENTORIES

	September 30,
(€ in millions)	2003	2002
Merchandise and food and beverage	22.7	21.4
Supplies	15.2	15.0
	37.9	36.4
Allowance	(2.6)	(1.9)
	35.3	34.5

8      ACCOUNTS RECEIVABLE FROM AFFILIATED COMPANIES

	September 30,
(€ in millions)	2003	2002
Euro Disney Vacances S.A. (a)	13.8	22.6
EDL Hôtels S.C.A. (b)	52.0	58.1
	65.8	80.7

(a)   The receivable from Euro Disney Vacances S.A. relates to sales revenues from theme park entrance tickets, hotel rooms and other services offered.

(b)   The receivable from EDL Hôtels S.C.A. relates primarily to billings of operating expenses incurred by the Company on behalf of EDL Hotels S.C.A. for the operation of the phase IB facilities.

In fiscal year 1997, the Company and its Subsidiaries signed a cash-pooling agreement, which stipulates payment terms and interest rates on receivables and payables between companies within the consolidated group. In accordance with this agreement, the Company recorded € 0.9 million and € 0.6 million of interest income, using a rate of 5.28% and 5.74%, in fiscal years 2003 and 2002, respectively, and € 0.5 million and € 0.3 million of interest expense, using a rate of 5.28% and 5.74 % in fiscal years 2003 and 2002, respectively.

9      TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are due primarily from tour operators and travel agents (arising from sales of theme park entrance tickets, hotel and meeting rooms and their amenities) as well as billings for participant fees.  As of September 30, 2003 and 2002, the reserve for potentially uncollectible accounts was € 1.9 million and € 2.8 million, respectively. As of September 30, 2003 and 2002, trade receivables included long-term receivables amounting to € 2.2 million and € 3.3 million, respectively.

10   OTHER ACCOUNTS RECEIVABLE

	September 30,
(€ in millions)	2003	2002
VAT	20.4	33.0
Other	13.3	25.2
	33.7	58.2

Other includes advance payments to vendors and miscellaneous non-trade receivables.

All amounts are due within one year.

11   SHORT-TERM INVESTMENTS

Short-term investments consist primarily of cash equivalents such as money market instruments and certificates of deposit, carried at cost, which approximated market value at September 30, 2003 and 2002.

12   DEFERRED CHARGES

	September 30,
(€ in millions)	2003	2002
Financial contributions to public infrastructure (a)	51.9	56.2
Other (b)	3.2	20.3
	55.1	76.5

(a)       Financial contributions to public infrastructure

Financial contributions to public infrastructure consist primarily of a payment of € 34.3 million made by the Company to the S.N.C.F. (Société Nationale des Chemins de Fer Français), the French national railway company, as part of its financial commitment to the construction of the T.G.V. (high speed train) railway station located within Disneyland Resort Paris. This contribution is being amortised over a period of twenty years (beginning on the opening of the T.G.V. station in 1994).  Remaining amounts relate to various financial contributions to the construction of primary infrastructure, such as roadways and water, gas and electricity distribution systems, including € 22.5 million of charges borne by the Department of Seine-et-Marne, and for which the Company provided a guarantee.  See Note 15 regarding the guarantee obligation.  These amounts are being amortized over a period of twenty years. Contributions to public infrastructure are stated net of accumulated amortisation of € 33.3 million and € 29.1 million at September 30, 2003 and 2002, respectively.

(b)       Other

As of October 1, 2002, the Company adopted new accounting rules for major renovation expenditures (See Note 2).  As a result, € 16.9 million of unamortised deferred charges for major fixed asset renovation expenditures as of September 30, 2002 were charged to equity as of October 1, 2002.

13   SHAREHOLDERS’ EQUITY

		(€ in millions)
	Number of Shares (in thousands)	Share Capital	Share Premium	Retained Earnings
Balance at September 30, 2001	1,055,787	804.8	288.9	243.4

Issuance of new shares	151	0.1	0.1
Allocation to General Partner				(0.1)
Net loss				(46.1)
Balance at September 30, 2002	1,055,938	804.9	289.0	197.2

Change in nominal amount per share	—	(2.4)	2.4
Cumulative effect of change in accounting principle	—	—	—	(16.9)
Net loss	—	—	—	(110.2)
Balance at September 30, 2003	1,055,938	802.5	291.4	70.1

•      Number of shares

The number of shares above represent the Company’s issued, outstanding and fully paid shares, at the respective dates.

•      Share capital and share premium

The Company’s existing share capital as of September 30, 2002 was rounded from a nominal amount per share of
€ 0,7622451… to a nominal amount per share of € 0.76 which resulted in a transfer of € 2.4 million to the share premium in accordance with Resolution 12 of the Combined General Shareholder’s Meeting held on May 5, 2003.

•      Retained earnings

At September 30, 2003 and 2002, the Company’s retained earnings include a legal reserve of € 16.9 million which is not available for distribution. As of October 1, 2002, the Company adopted new accounting rules for major fixed asset renovation expenditures (See Notes 2 and 12).

Warrants

As part of the 1994 financial restructuring, the Company issued 290 million warrants, enabling the holders of such warrants to subscribe for 1.069 shares of the Company’s common stock at a price of € 6.10 for every three warrants held.  The warrants have a term of ten years and may be exercised until July 2004.

14   QUASI-EQUITY

As part of the 1994 financial restructuring, the Company issued 2,500,121 bonds redeemable in shares (“ORAs”) with a nominal value per bond of € 60.98, a coupon rate of 1% per annum and a ten-year term.  Upon maturity on July 11, 2004, each ORA will be redeemable by the issuance of 10.691 shares of the Company’s common stock.

15   PROVISIONS FOR RISKS AND CHARGES

(€ in millions)	Sept. 30, 2002	Additions	Reversals	Sept. 30, 2003
Provisions for major fixed asset renovations (a)	—	59.1	(6.9)	52.2
Other provisions (b)	35.3	6.2	(6.9)	34.6
	35.3	65.3	(13.8)	86.8

(a)       Provision for major fixed asset renovations

Effective October 1, 2002, the Company adopted new accounting rules related to major fixed asset renovations (see Note 2).  The provision for major fixed asset renovations represents a pro-rata portion of estimated future renovation expenditures based upon the renovation cycle of each asset group.  Fiscal year additions included the opening provision as of October 1, 2002 of € 48.1 million and € 11.0 million related to fiscal year 2003 provisions.  Fiscal year 2003 reversals represented the cost of major fixed asset renovations completed during the year.

(b)       Other provisions

At September 30, 2003 and 2002, provisions for risks and charges primarily included provisions for various charges, claims and litigation, including € 22.5 million for a guarantee to the Departement of Seine-et-Marne.  Under the terms of the guarantee, the Company must reimburse the Department of Seine-et-Marne following the final determination in June 2004 of the extent to which certain taxes collected by the Department are not sufficient to reimburse the Departments’ investment in certain public infrastructure that was put into service prior to the Opening Day of Disneyland Resort Paris.  See Note 12 regarding the deferred charges for the public infrastructure costs.

16   BORROWINGS

	September 30,
(€ in millions)	2003	2002
CDC Phase I loans (a)	168.9	168.9
CDC Walt Disney Studios Park loans (b)	381.1	381.1
Phase IA credit facility (c)	114.1	122.1
TWDC Line of Credit (d)	102.5	62.5
Other	15.5	20.8
Accrued interest	782.1 61.0	39.7
	843.1	795.1

(a)  Caisse des Dépôts et Consignations (“CDC”) Phase I loans

Pursuant to the original credit agreement and the 1994 financial restructuring, the Company borrowed from the CDC
€ 40.6 million senior debt and € 128.3 million subordinated debt.  The senior debt is secured by Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof.  The subordinated debt is unsecured.  The loans originally bore interest at a fixed rate of 7.85%; however, effective as of September 30, 1999, the terms of these loans were modified so as to reduce the fixed interest rate to 5.15%, defer principal repayments and to extend the final maturity date from fiscal year 2015 to fiscal year 2024.  At September 30, 2003 and 2002, accrued interest related to these loans was € 8.0 million.

(b)  CDC Walt Disney Studios Park loans

On September 30, 1999, the Company executed a credit agreement with the CDC to provide € 381.1 million of subordinated loans to finance a portion of the construction costs of Walt Disney Studios Park.  The credit agreement includes four loan tranches, two of € 76.2 million each maturing in fiscal years 2015 and 2021, respectively and two of € 114.3 million, each maturing in fiscal years 2025 and 2028, respectively. The loans were fully drawn during fiscal year 2001 in connection with the construction of Walt Disney Studios Park.  The loans bear interest at a fixed rate of 5.15% per annum, unless interest or principal payments were to be deferred under the provisions of the loans, during which time the interest rate on the deferred amounts is EURIBOR plus 200 basis points (4.13% as of September 30, 2003) or 5.15%, whichever is greater.  The timing of interest payments depends on the amount of the Company’s surpluses in cash and short-term investments at each scheduled annual repayment date.  The annual interest payment due as of December 31, 2001 and 2002 in the total amount of € 34.2 million have been deferred in accordance with the provisions of the loans.  At September 30, 2003, accrued interest related to these loans was € 51.1 million, including the above described deferred amount.  At September 30, 2002, accrued interest related to these loans was € 29.9 million.

(c)   Phase IA credit facility

Pursuant to the original credit agreement with a syndicate of international banks and the 1994 financial restructuring, the Company borrowed € 148.6 million under the Phase IA credit facility.  The obligations under this credit facility are secured by Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof.  Principal repayments commenced in fiscal year 2000 with final repayment in fiscal year 2009.  From October 1, 1996 to September 30, 2003, the loans bore interest at EURIBOR plus 1.28% (3.41% at September 30, 2003). From October 1, 2003, the margin has been decreased and the applicable rate is EURIBOR plus 1%.

(d)  TWDC Line of Credit

As part of the 1994 financial restructuring, TWDC made available, until June 2004, a subordinated unsecured
€ 167.7 million standby revolving credit facility to the Company, which bears interest at EURIBOR (2.13% as of September 30, 2003).

Debt Covenants

The Company’s debt agreements include covenants between the Company and the lenders.  These covenants primarily consist of restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with certain financial ratio thresholds.  In November 2003, the lenders agreed to waive effective through March 31, 2004, certain of these covenants (See Note 1-3).

The Company’s borrowings at September 30, 2003 have the following scheduled maturities:

(€ in millions)
2004 (a)	126.5
2005	29.6
2006	13.8
2007	17.2
2008	20.0
Thereafter	575.0
782.1

(a)     Includes the September 30, 2003 balance outstanding on the TWDC Line of Credit of € 102.5 million

17   PAYABLE TO RELATED COMPANIES

	September 30,
(€ in millions)	2003	2002
EDA S.N.C. (a)	37.2	35.7
Euro Disney S.A. (b)	11.0	30.6
The Walt Disney Company Netherlands BV (c)	—	7.8
Val d’Europe Promotion S.A.	1.8	2.5
Other	2.0	1.3
	52.0	77.9

All amounts are due within one year.

(a)       EDA S.N.C.

These amounts represent payables due to EDA S.N.C. pursuant to Disneyland Park lease and sub-lease (see Note 25).

(b)       Euro Disney S.A.

These amounts represent costs incurred by Euro Disney S.A., the management company, on behalf of the Company and its subsidiaries for construction projects services rendered, management fees and other operating costs.

Pursuant to the terms of the 1994 financial restructuring, the management fees were reinstated at a reduced rate from October 1, 1998. They are calculated upon the revenues of the Group.  Management fees will continue to be progressively reinstated through fiscal year 2018.  Management fees payable for the second, third and fourth quarters of fiscal year 2003 were conditionally waived by TWDC on March 28, 2003.  As a result, in fiscal years 2003 and 2002, management fees amounted to € 2.5 million and € 10.7 million, respectively.

(c)        The Walt Disney Company Netherlands BV

The Company pays royalties to The Walt Disney Company BV, a wholly-owned indirect subsidiary to TWDC, under a license agreement that grants the Company the right to use any present or intellectual or industrial property of TWDC incorporated in attractions or other facilities including the right to sell merchandise incorporating intellectual property rights owned by TWDC.

Pursuant to the 1994 financial restructuring, royalties were reinstated at half of their normal rate effective October 1, 1998.  They will be fully reinstated in fiscal year 2004.  Royalties payables for the second, third and fourth quarters of fiscal year 2003 were conditionally waived by TWDC on March 28, 2003.  As a result, in fiscal years 2003 and 2002, royalties amounted to € 5.6 million and € 24.0 million, respectively.

18   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,
(€ in millions)	2003	2002
Suppliers	108.2	176.7
Payroll and employee benefits	62.7	54.2
Business tax and other taxes	6.6	11.2
VAT	5.9	3.2
Other	22.5	22.7
	205.9	268.0

As of September 30, 2003, payable and accrued liabilities included non-current payables amounting to € 0.6 million.  As of September 30, 2002, all amounts were due within one year.

19   DEFERRED REVENUES

Deferred revenues consist primarily of pre-paid rent income received on long-term ground lease contracts with third-party developers and participant revenues that are being recognised as income straight-line over the term of the related contract.

20   EXCEPTIONAL INCOME (LOSS)

	Year ended September 30,
(€ in millions)	2003	2002
Pre-opening costs – Walt Disney Studios Park (a)	—	(37.2)
Fixed asset sales and write-offs (b)	11.9	(0.7)
Movements in provisions for risks and asset valuation reserves, (net)	(0.5)	0.6
Euro implementation costs	—	(1.0)
Other	1.1	1.4
	12.5	(36.9)

(a)       Pre-opening costs – Walt Disney Studios Park

During fiscal year 2002 , the Company incurred € 37.2 million of pre-opening expenses related to Walt Disney Studios Park. These expenses included the costs of hiring and training employees for the Park during the pre-opening period, costs of the pre-opening advertising campaign and the media events which took place in February and March 2002.

(b)       Fixed asset sales and write-offs

In fiscal year 2003, the Company sold three apartment developments used to provide housing to employees within close proximity to the site.  The transaction generated a gain of € 11.0 million.  The Company continues to operate the apartment developments under leases with the buyers.

21   INCOME TAXES

The Company has elected to file a consolidated tax return, which includes all subsidiaries in which the Company has at least a 95% direct or indirect ownership (the “Tax Group”). In fiscal 1994 a tax sharing agreement between the Group was implemented. In accordance with this agreement:

a)                                      the taxable profits and losses of entities within the Tax Group are offset;

b)                                     the tax expense related to entities within the Tax Group reporting taxable profits is recovered by the Company from the related entity.

Accordingly, the Company recorded a tax credit of € 5.1 million and € 2.8 million for fiscal years 2003 and 2002, respectively.

Income tax expense is calculated using the statutory tax rate in effect as of the balance sheet date. For fiscal years 2003 and 2002, this rate was approximately 35.4%. During fiscal years 2003 and 2002, no income tax was payable as no taxable income was generated by the Group.  Accordingly, the Company’s effective tax rate for these periods was 0%.

At September 30, 2003, unused tax loss carryforwards were € 770 million, of which, approximately € 310 million, if not utilised, will expire before fiscal year 2009. The remaining tax losses can be carried forward indefinitely.

22   STOCK OPTIONS

In 1994, the Company’s shareholders approved the implementation of an employee stock option plan (the “1994 Plan”) authorising the issuance of stock options for acquisition of up to 2.5% of the Company’s outstanding common stock.  Through September 30, 2003, the Company had granted a total of 7,726,863 options, net of cancellations and exercises, (to acquire one share of common stock each) to certain managers and employees at a market exercise price which represented the average closing market price over the preceding 20 trading days.  The options are valid for 10 years from their issuance date and become exercisable over 5 years in equal instalments beginning one year from the date of grant. Upon termination of employment, any unvested options are cancelled. However, options that are exercisable as of the date of termination, may be exercised within a specified period of time or else they are cancelled.

In March 1999, the Company’s shareholders approved the implementation of a second employee stock option plan, with substantially the same terms as the 1994 Plan, authorising the issuance of stock options for acquisition of up to 2.5 % of the Company’s outstanding common stock. The option granted under that plan are valid for 8 years from their issuance date.  Through September 30, 2003, the Company had granted a total of 21,582,800 options net of cancellations and exercises, under this plan.

In May 2003, the Company’s shareholders approved the implementation of a third employee stock option plan, with substantially the same terms as the two previous ones, authorising the issuance of stock options for acquisitions of up to 2.5% of the Company’s outstanding common stock.  The options granted under that plan are valid for 8 years from their issuance date.  As of September 30, 2003, the Company had not granted any options under this plan.

A summary of the Company’s stock option activity for the years ended September 30, 2003 and 2002, is as follows:

	Number of Options (in thousands)	Weighted—average Exercise Price (in €)
Balance at September 30, 2001	25,325	0.98

Options granted	9,893	1.10
Options exercised	(142)	0.81
Options cancelled	(1,729)	0.96
Balance at September 30, 2002	33,347	1.02

Options granted	—	—
Options exercised	—	—
Options cancelled	(4,037)	0.96
Balance at September 30, 2003	29,310	1.02

The following table summarises information about stock options at September 30, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number of Shares (in thousands)	Weighted-average Remaining Contractual Life (in years)	Weighted-average Exercise Price	Number of Shares (in thousands)	Weighted-average Exercise Price
€ 0.77 – 1.00	13 219	6	€0.80	6 496	€0.80
€ 1.01 – 2.00	15 460	5	€1.16	8 504	€1.21
€ 2.01 – 2.50	631	2	€2.32	631	€2.32
	29 310	5	€1.02	15 631	€1.09

23   FINANCIAL INSTRUMENTS

23-1 Interest rate risk management transactions

The Company uses interest rate swaps and other instruments to manage its exposure to changes in interest rates.  The impact of changes in interest rates affects financial income and expense as well as lease rental expense of the Company.

The following table summarises the underlying notional amounts of borrowings subjects to interest rate hedging contracts during the years ended September 30, 2003 and 2002.

(€ in millions)	Underlying Borrowings
Balance at September 30, 2001	563.8

Additions	—
Maturities/ Terminations	—
Balance at September 30, 2002	563.8

Additions	485.0
Maturities/Terminations	(517.1)
Balance at September 30, 2003	531.7

During fiscal year 2001, the Company entered into several interest rate swap agreements which became effective at or near September 30, 2001 and had a term of 2 years at or near September 30, 2003.  These agreements require the Company to pay fixed interest rates ranging from 3.79% to 4.69% and to receive interest payments calculated based upon 3-month EURIBOR on the outstanding notional amounts.

During fiscal year 2003, the Company entered into several interest swap agreements which became effective at or near September 30, 2003 and have a term of one year expiring at the end of fiscal year 2004.  Those agreements will require the Company to pay fixed interest rates ranging from 2.05% to 3.56% and to receive interest payments calculated based upon 3-month or 6-month-Euribor on the outstanding notional amounts.

The total interest rate differential resulting from interest rate hedging instruments was a loss of € 9.1 million and
€ 5.4 million in fiscal year 2003 and fiscal year 2002, respectively.  The fair value of these contracts is estimated to be the same as the cost or gain to the Company to terminate its interest rate hedging contracts.  At September 30, 2003 taking into account the prevailing interest rate environment and credit worthiness of counterparties, this amount would represent a loss of € 5.5 million (€ 7.4 million at September 30, 2002).

23-2 Currency risk management transactions

The Company’s exposure to foreign currency risk relates principally to variations in the value of the U.S. dollar and British pound.

The Company’s objective is to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its core business issues and challenges.  Accordingly, the Company enters into various contracts that change in value as foreign exchange rates change to protect the value of its existing foreign currency assets and liabilities, commitments and anticipated foreign currency revenues and expenses.

At September 30, 2003 and 2002, the Company had € 70.6 million and € 54.3 million, respectively, of foreign currency hedge contracts outstanding.  The fair value of these contracts is estimated to be the same as the cost or gain to the Company of terminating its foreign exchange contracts.  This amount was a loss of € 0.2 million and € 0.1 million at September 30, 2003 and 2002, respectively.

23-3 Concentrations of credit risk

Management believes no significant concentration of credit risk exists with respect to the Company’s financial instruments. The Company utilises a variety of off-balance sheet instruments for hedging purposes.  At September 30, 2003 and 2002, neither the Company nor the counterparties were required to collateralise their respective obligations under the terms of these hedging contracts.

24   COMMITMENTS AND CONTINGENCIES

There are various legal proceedings and claims against the Company relating to construction and other activities incident to the conduct of its business.  Management has established provisions for such matters and does not expect the Company to suffer any material additional liability by reason of such actions, nor does it expect that such actions will have a material effect on its liquidity or operating results.

The Company is jointly liable for all Phase IA Financing Company obligations under the Phase IA credit agreement until their schedule maturity date in November 2009.  These obligations total € 263.7 million as of September 30, 2003.

As part of the terms of the 1994 financial restructuring, the Company was required to pay a one-time development fee of
€ 182.9 million to TWDC upon the satisfaction of certain conditions, including conditions relating to the launch and financing of a second phase of development.  In order to obtain the approval for the financing of Walt Disney Studios Park from the Lenders, TWDC agreed to amend the terms and conditions of the development fee so that it will not be due until future events occur, including the repayment of the existing bank debt of the Company and of the CDC Walt Disney Studios Park loans and the achievement of specified cash flow levels.

25   LEASED ASSETS

The Company owns Walt Disney Studios Park, Disneyland Hotel, Davy Crockett Ranch, and the golf course and the underlying land thereof, and leases substantially all of the assets of Disneyland Park.

25-1 Disneyland Park Leases

Description

•     Disneyland Park - Phase IA Lease

Originally, pursuant to the Phase IA financing agreements, the Company leased Disneyland Park directly from the Phase IA Financing Company under a crédit-bail (financial lease) which commenced Opening Day and was to end when the underlying borrowings and interest were repaid in full by the Phase IA Financing Company.  Pursuant to the terms of the 1994 financial restructuring, a new leasing structure for Disneyland Park assets was implemented.

Under the new lease structure, effective June 30, 1994, the original financial lease was cancelled and a new financial lease established whereby the Phase IA Financing Company leases Disneyland Park to EDA SNC with terms similar to the original financial lease. The Company, in turn, is subleasing Disneyland Park from EDA SNC for a term of 12 years with rent substantially equal to the amount invoiced by the Phase IA Financing Company to EDA SNC.  At the end of the sublease term, the Company will have the option to acquire the leasehold position of EDA SNC upon payment of an option fee of approximately € 78.7 million. If the Company does not exercise this option and thereby elects to discontinue leasing Disneyland Park, EDA SNC may continue to lease the assets, with an ongoing option to purchase them for an amount approximating the balance of the Phase IA Financing Company’s then outstanding debt. Alternatively, EDA SNC could terminate the lease, in which case EDA SNC would pay the Phase IA Financing Company an amount equal to 75% of its then outstanding debt, and could then sell or lease the assets on behalf of the Phase IA Financing Company, in order to satisfy the remaining debt, with any excess proceeds payable to EDA SNC.

•     Disneyland Park - Additional Capacity Attractions Lease

As part of the 1994 financial restructuring, EDA SNC purchased certain tangible fixed assets, principally Disneyland Park attractions constructed subsequent to Opening Day, for their book value of € 213.4 million and subsequently leased the assets back to the Company for a period of 12 years for a fixed annual lease payment of € 2.1 million.  At the end of the lease term, the Company will have the option to purchase the assets for € 213.4 million.  If this option is exercised, TWDC has agreed to provide financing over an eight-year term at an interest rate of 1% per annum.  As an alternative to this purchase option, the Company may enter into a new 12-year financial lease for these assets with EDA SNC at the end of the original lease term, with terms substantially similar to those of the financing for the purchase option described above.  At the end of this second lease term, the Company will have the option of purchasing the leased assets for a nominal amount.

Lease rental expense was € 142.9 million and € 139.7 million for the years ended September 30, 2003 and 2002, respectively. The rental expense under these leases consists of the lessor’s debt service payments (principal and interest), including those related to the long-term loans granted by the Company (as described in Note 6), and any operating costs (primarily property taxes) incurred by the lessor.  Thus, lease rental expense fluctuates principally with the lessor’s interest expense variations, due to variable interest rates and interest forgiveness rate changes, and the timing of principal repayments on the leasing entities’ debt.

Lease Commitments

The following table summarises the gross amount of future minimum rental commitments (excluding operating costs) due to the Phase IA Financing Company and EDA SNC, under non-cancellable operating leases.  The future commitments calculation is based upon the following assumptions:

-                    Average future EURIBOR of 3.5%.

-                    The Company will exercise its option at the end of the 12th year of Disneyland Park Phase IA lease.  In this event, the Company will pay an option fee of € 78.7 million and will continue to lease the assets.  The option fee and the resulting lease obligations are reflected in the following commitment table in fiscal year 2006 and Thereafter.

-                    The Company will exercise its option under Disneyland Park — Additional Capacity Attractions Lease — and will purchase the leased assets for € 213.4 million.  The purchase price of the leased assets is included in the following commitment table in fiscal year 2006.

Lease commitments as of September 30, 2003 are as follows:

(€ in millions)	Lease Commitments (Gross amounts)	Loans granted by the Company to Lessors (see Note 6)		Lease Commitments (Net amounts)
		Interest Payments	Principal Repayments
2004	162.3	(39.5)	(52.4)	70.4
2005	173.3	(36.9)	(58.3)	78.1
2006	478.5	(34.0)	(69.4)	375.1
2007	199.1	(30.5)	(78.8)	89.8
2008	213.0	(26.6)	(90.0)	96.4
Thereafter	1 530.5	(55.0)	(537.4)	938.1
	2 756.7	(222.5)	(886.3)	1 647.9

Lease rental commitments include principal and interest amounts due to the Company as repayment of the long-term loans granted by the Company to the Phase IA Financing Company.  However, the portion of the rental commitments related to principal and interest amounts on the long-term loans granted by the Company to the Phase IA Financing Company has no cash flow impact on the Company as the cash outflow for this portion of lease rental expense is exactly offset by the cash inflow of interest and principal repayments.  Therefore, the portion of the gross rental commitment related to the repayment of these long-term loans is separately identified to arrive at a total net lease commitment.

Book value of leased assets

As the Company accounts for these commitments as operating leases, the historical cost and depreciation of the assets, and related secured indebtedness are not included in the Company’s financial statements.  The book value and depreciation of the assets, which are carried by the Phase IA Financing Company and EDA SNC, are summarised as follows:

		September 30, 2003
(€ in millions)	Historical Cost	Accumulated Depreciation	Net Book Value	Estimated Useful lives
Intangible assets	15.2	14.1	1.1	10 years
Land and secondary infrastructure	247.4	108.8	138.6	10 to 25 years
Buildings	1 361.2	627.5	733.7	25 to 33 years
Leasehold improvements, furniture, fixtures and equipment	329.2	264.5	64.7	5 to 25 years
	1 953.0	1 014.9	938.1

Depreciation expense using the straight-line method, as reported by the Phase IA Financing Company and EDA SNC, was € 70.5 million and € 81.0 million for the years ended September 30, 2003 and 2002, respectively.

25-2 Other Leases

The Company has other operating leases, primarily for office and computer equipment and vehicles, for which total rental expense was € 27.7 million and € 27.2 million for the years ended September 30, 2003 and 2002, respectively.  Future minimum rental commitments under these non-cancellable operating leases as of September 30, 2003 are as follows:

(€ in millions)
2004	14.8
2005	14.9
2006	14.0
2007	9.6
2008	8.3
Thereafter	33.5
95.1

26   EMPLOYEES

The weighted-average number of employees employed by the Company was:

September 30,
	2003	2002
Cadres	2 253	2 218
Non-cadres	9 889	10 171
	12 142	12 389

Total employee costs for the years ended September 30, 2003 and 2002 were € 360.1 million and € 347.0 million, respectively.

All employees participate in state funded pension plans in accordance with French laws and regulations.  Certain employees also participate in a supplemental defined contribution plan.  Contributions to all plans are based on gross wages and are shared between the employees and the Company.  Contributions paid by the Company are expensed as incurred.  In addition, retirement indemnities are paid under the terms of the Company’s collective bargaining agreement.

A new collective bargaining agreement became effective in April 2001, which among other things increased the retirement benefits provided by the Company to its employees.  Under the agreement, a retirement indemnity ranging from one-half a month to 3 months of gross wages is provided to employees who retire from the Company at the age of 60 or older after completing at least 1 year of service.

As of September 30, 2003, the future commitment with respect to these retirement indemnities was estimated to be € 8.3 million compared to € 6.4 million as of September 30, 2002.

27   DIRECTORS’ FEES

During the years ended September 30, 2003 and 2002, fees paid to members of the Company’s Supervisory Board were € 160,071 and € 133,393, respectively.  TWDC employees are not paid for serving on the Company’s Supervisory Board.

PricewaterhouseCoopers Audit

Caderas Martin

32, rue Guersant	76, rue de Monceau
75017 Paris	75008 Paris

STATUTORY AUDITORS’ REPORT
ON THE FINANCIAL STATEMENTS - Translated from French

(Year ended September 30, 2003)

To the shareholders of

EURO DISNEY S.C.A.

Chessy

Dear Sirs,

In compliance with the assignment entrusted to us by your Shareholders’ Annual General Meeting, we hereby report to you, for the year ended September 30, 2003 on:

•         the audit of the accompanying financial statements of Euro Disney S.C.A., expressed in Euros,

•         the specific verifications and information required by the law.

These financial statements have been approved by Euro Disney S.A., Gérant of Euro Disney S.C.A. Our responsibility is to express an opinion on these financial statements based on our audit.

1.              OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the company’s financial position and its assets and liabilities as of September 30, 2003 and of the results of its operations for the year then ended in accordance with French accounting principles and regulations.

Without qualifying the opinion expressed above, we draw your attention to the existence of a significant uncertainty about the company’s ability to continue as a going concern. As described in Note 1-3, on November 3, 2003, the company obtained waivers from its lenders, effective through March 31, 2004, with respect to the application of certain conditions of the financing agreements. The purpose of the agreement is to give the parties involved the time necessary to develop a long-term solution to the financial needs of the company. Absent such an agreement as of March 31, 2004, the company would be unable to meet all of its debt obligations.

Based on the negotiation process described above, the financial statements have been prepared assuming the company will continue as a going concern as disclosed in Note 2. In our opinion, applying this principle is appropriate in the above-mentioned situation.

We also draw your attention to the adoption of the transition rules of the “Comité de le Réglementation Comptable 2002-10” which were refined by the “Comité d’Urgence of July 9, 2003” concerning the accounting for accruals relating to major renovation expenditures described in Note 2. During the preceding years, the company capitalised and amortised over a period of five years the costs of major renovation programs for the assets of Disneyland Resort Paris. In our opinion, the early adoption of the transition rules appropriately reflects the future obligations of the company concerning major renovation expenditures.

2.              SPECIFIC VERIFICATIONS AND INFORMATION

We have also performed the specific verifications required by the law, in accordance with the professional standards applied in France.

We have no comments as to the fair presentation and the conformity with the financial statements of the information given in the management report of the Gérant and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with the law, we have verified that the management report contains the appropriate disclosures as to the identity of the principal shareholders.

Paris, November 14, 2003

The Statutory Auditors

PricewaterhouseCoopers Audit

Caderas Martin

Jean-Christophe Georghiou

Antoine Gaubert

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.

Date: February 12, 2004

	By:	/s/ DIANE FUSCALDO
Name : Diane Fuscaldo
Title : Director Corporate Controllership